USIMINAS

04 JAN 13 AM 7:21

Belo Horizonte, January 6th, 2004

04012043

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Ref: Usinas Siderúrgicas de Minas Gerais - Usiminas
Exemption: Nº 82-3902

SUPPL

Gentleman/Madam:

We are enclosing a copy of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS´ Report of Independent Accountants on the Limited Review of Quarterly Information (ITR) for the 3 first quarters of the year 2003. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Breno Júlio de Melo Milton
Investor Relations Manager

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
Rua Professor José Vieira de Mendonça , n.º 3011 - Engenho Nogueira - CEP 31310-260
Belo Horizonte – MG – Brasil Tel.: + 55 (31) 3499-8000 www.usiminas.com.br

(A free translation of the original in Portuguese)

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)

September 30, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 3269-1500
Fax (31) 3261-6950

(A free translation of the original in Portuguese)

Report of Independent Accountants on Limited Review

To the Board of Directors and Stockholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have carried out limited reviews of the Quarterly Information (ITR) of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS for the quarters and periods ended September 30 and June 30, 2003 and September 30, 2002. This information is the responsibility of the Company's management. The determination of the composition of the technical reserves of Caixa dos Empregados da USIMINAS which is the basis for the calculation of the actuarial liability was made by independent actuaries of Caixa, and our report, insofar as it relates to the calculation of this actuarial liability amounting to R$ 963,531 thousand at September 30, 2003 (R$ 955,321 thousand at June 30, 2003) and the effects on the results of the nine-month period ended September 30, 2003, in the amount of R$ 24,821 thousand, is based exclusively on the reports of these consultants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regards to the main criteria adopted for the preparation of the Quarterly Information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews and on the reports issued by the independent actuaries, as mentioned in paragraph one, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

PRICEWATERHOUSECOOPERS

August 8, 2003
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

4 As mentioned in Note 5 (c), subsidiary Companhia Siderúrgica Paulista – COSIPA has certain contractual conditions to comply with regarding loans and financings (covenants – financial indices) which could cause anticipations of the due dates of local and foreign long-term liabilities of the Company amounting to R$ 454,134 thousand, R$ 404,840 thousand and R$ 690,645 thousand at September 30 and June 30, 2003 and December 31, 2002, respectively. The Company and the subsidiary communicated this situation to the creditors in order to assure compliance with the contractual financial conditions, and were successful in the renegotiations. The creditors granted a waiver for certain restrictive clauses at the base dates September 30, 2003, June 30, 2003 and December 31, 2002. Accordingly, the Company continues to classify these obligations in long-term liabilities.

Belo Horizonte, October 31, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Contador CRC RS044214 "S" MG

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE **Unaudited**

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION (ITR) **Corporate Legislation**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **September 30, 2003**

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY APPRECIATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05
4 – Registration Number – NIRE 31300013600		

01.02 – HEAD OFFICE

1 – FULL ADDRESS			2 – SUBURB OR DISTRICT	
Rua Prof. José Vieira de Mendonça, 3011			Eng. Nogueira	
3 – POSTAL CODE 31310-260	4 – MUNICIPALITY Belo Horizonte		5 – STATE MG	
6 – AREA CODE 31	7 – TELEPHONE 3499-8000	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11 – AREA CODE 31	12 – FAX 3499-8475	13 – FAX	14 – FAX	
15 – E-MAIL usiminas@usiminas.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence with Company)

1 – NAME				
Paulo Penido Pinto Marques				
2 – FULL ADDRESS Rua Prof. José Vieira de Mendonça, 3011		3 – SUBURB OR DISTRICT Eng. Nogueira		
4 – POSTAL CODE 31310-260	5 – MUNICIPALITY Belo Horizonte			6 – STATE MG
7 – AREA CODE 31	8 – TELEPHONE 3499-8775	9 – TELEPHONE	10 - TELEPHONE	11 – TELEX
12 – AREA CODE 31	13 – FAX 3499-8475	14 – FAX	15 - FAX	
16 – E-MAIL ppenido@usiminas.com.br				

01.04 –GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2003	12/31/2003	3	7/1/2003	9/30/2003	2	4/1/2003	6/30/2003
9 – INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes						10 - CVM CODE 00287-9	
11 - RESPONSIBLE PROFESSIONAL Rogério Roberto Gollo					12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE RESPONSIBLE PROFESSIONAL 365.244.920-72		

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2003

01.01 IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

01.05 – CAPITAL COMPOSITION

Number of shares (Units)	Current Quarter 9/30/2003	Prior quarter 6/30/2003	Same quarter in prior year 9/30/2002
Paid-up capital			
1 – Common	112,280,152	112,280,152	112,280,152
2 – Preferred	113,005,668	113,005,668	113,005,668
3 – Total	225,285,820	225,285,820	225,285,820
Treasury Stock			
4 – Common	561,482	561,482	561,482
5 – Preferred	9,628,926	9,628,926	9,628,926
6 – Total	10,190,408	10,190,408	10,190,408

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Local-Private
4 – ACTIVITY CODE 1140200 – Steel works
5 – MAIN ACTIVITY Flat-rolled products
6 – TYPE OF CONSOLIDATION Full
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exception

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 – YIELD PER SHARE
01	RCA	7/10/2003	Interest on own capital	8/1/2003	ON	0.3730000000
02	RCA	7/10/2003	Interest on own capital	8/1/2003	PN	0.4103000000

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

01.09 – SUBSCRIBED CAPITAL AND ALTERATION IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 - CAPITAL *(IN THOUSANDS OF REAIS)*	4 – AMOUNT OF THE ALTERATION *(IN THOUSANDS OF REAIS)*	5 –NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED *(UNITS)*	8 – SHARE PRICE ON ISSUE DATE *(IN REAIS)*

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
11/5/2003	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.01 - BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2003	4 - 6/30/2003
1	Total assets	8,902,047	8,970,128
1.01	Current assets	1,937,881	1,963,032
1.01.01	Available funds	195,715	288,061
1.01.02	Receivables	846,501	835,658
1.01.02.01	Trade accounts receivable	758,194	760,395
1.01.02.02	Taxes recoverable	38,652	38,151
1.01.02.03	Notes receivable	49,655	37,112
1.01.03	Inventories	774,571	721,866
1.01.03.01	Finished products	239,505	200,137
1.01.03.02	Work in process	144,359	121,013
1.01.03.03	Raw materials	179,739	196,197
1.01.03.04	Supplies and maintenance materials	158,955	151,124
1.01.03.05	*Imports in transit*	48,121	39,973
1.01.03.06	Other	3,892	13,422
1.01.04	Other	121,094	117,447
1.01.04.01	Advances for supplies and services	39,838	34,625
1.01.04.02	Prepaid expenses	3,524	15,572
1.01.04.03	Financial instruments	5,560	9,889
1.01.04.04	Deferred income tax and social contribution	72,172	57,361
1.02	Long-term receivables	1,481,378	1,494,207
1.02.01	Sundry receivables	35,937	36,308
1.02.01.01	Debtors for properties	11,753	11,862
1.02.01.02	Debtor current accounts	24,184	24,446
1.02.02	Related companies	298,422	245,974
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	298,422	245,974
1.02.02.03	Other related companies	0	0
1.02.03	Other	1,147,019	1,211,925
1.02.03.01	Deferred income tax	748,132	770,518
1.02.03.02	Deferred social contribution	230,623	237,522
1.02.03.03	Judicial deposits	128,994	123,969
1.02.03.04	Shares and loans to Eletrobrás	15,377	12,570
1.02.03.05	Tax incentive deposits	4,801	4,801
1.02.03.06	Properties for sale	5,578	44,914
1.02.03.07	Financial instruments	0	0
1.02.03.08	Other	13,514	17,631
1.03	Permanent assets	5,482,788	5,512,889
1.03.01	Investments	1,848,962	1,891,470
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	1,802,868	1,845,376
1.03.01.02.01	Cia Siderúrgica Paulista - COSIPA	1,197,834	1,264,105
1.03.01.02.02	Usiminas Mecânica S.A.	344,350	332,932
1.03.01.02.03	Usiminas International Ltd.	125,347	119,170

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.01 - BALANCE SHEET - ASSETS (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 - 9/30/2003	4 –6/30/2003
1.03.01.02.04	Usiminas Importação e Exportação S.A.	7,331	7,098
1.03.01.02.05	Usiparts S.A. – Sistemas Automotivos	15,723	14,548
1.03.01.02.06	Siderholding Participações Ltda.	47,463	45,125
1.03.01.02.07	RNcentro Participações Ltda.	35,656	34,455
1.03.01.02.08	Other	29,164	27,943
1.03.01.03	Other investments	46,094	46,094
1.03.02	Property, plant and equipment	3,633,826	3,621,419
1.03.02.01	In use	6,672,181	6,619,728
1.03.02.02	Depreciation	(3,249,313)	(3,190,135)
1.03.02.03	Construction in progress	210,958	191,826
1.03.03	Deferred charges	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION (ITR)

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2003

01.02 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2003	4 - 6/30/2003
2	Total liabilities and stockholders' equity	8,902,047	8,970,128
2.01	Current liabilities	1,819,397	1,785,871
2.01.01	Loans and financing	1,098,955	1,042,118
2.01.02	Debentures	130,725	159,695
2.01.03	Suppliers	218,114	195,199
2.01.04	Taxes, charges and contributions	71,120	106,088
2.01.04.01	Taxes payable	40,855	53,078
2.01.04.02	Social security contributions payable	6,014	7,027
2.01.04.03	Income tax and social contribution	24,251	45,983
2.01.05	Dividends payable	1,253	289
2.01.06	Provisions	49,904	42,870
2.01.06.01	Labor liabilities	49,904	42,870
2.01.07	Payable to related companies	163,502	158,451
2.01.08	Other	85,824	81,161
2.01.08.01	Accounts payable	43,327	41,907
2.01.08.02	Taxes payable in installments	26,949	26,809
2.01.08.03	Financial instruments	15,548	12,445
2.02	Long-term liabilities	3,159,712	3,296,258
2.02.01	Loans and financing	1,360,575	1,271,014
2.02.02	Debentures	41,407	310,228
2.02.03	Provisions	1,532,753	1,493,839
2.02.03.01	Contingent liabilities	442,426	412,668
2.02.03.02	Actuarial liability	963,531	955,321
2.02.03.03	Unsecured liabilities	126,796	125,850
2.02.04	Payable to related companies	0	0
2.02.05	Other	224,977	221,177
2.02.05.01	Deferred income tax	51,211	52,577
2.02.05.02	Creditor current accounts	52,022	54,189
2.02.05.03	Taxes payable in installments	93,360	95,847
2.02.05.04	Financial instruments	28,384	18,564
2.03	Deferred income	0	0
2.05	Stockholders' equity	3,922,938	3,887,999
2.05.01	Paid-up capital	1,221,000	1,221,000
2.05.01.01	Common shares	608,534	608,534
2.05.01.02	Preferred shares	612,466	612,466
2.05.02	Capital reserves	1,831,542	1,831,542
2.05.02.01	Share premium	1,863,629	1,863,629
2.05.02.02	Treasury stock	(181,611)	(181,611)
2.05.02.03	IPI Tax Incentive- Law 7554/86	149,524	149,524
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	0	0

01.02 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2003	4 - 6/30/2003
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.04.07.01	For investments and working capital	0	0
2.05.05	Retained earnings	870,396	835,457

01.03 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

03.01 – STATEMENT OF OPERATIONS (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 7/1/2003 to 9/30/2003	4 – 1/1/2003 to 9/30/2003	5 – 7/1/2002 to 9/30/2002	6 – 1/1/2002 to 9/30/2002
3.01	Gross sales and/or services	1,430,167	4,569,700	1,183,629	3,201,190
3.02	Deductions	(327,454)	(1,046,025)	(244,224)	(706,625)
3.03	Net sales and/or services	1,102,713	3,523,675	939,405	2,494,565
3.04	Cost of sales and/or services	(691,976)	(2,153,732)	(581,953)	(1,683,671)
3.05	Gross profit	410,737	1,369,943	357,452	810,894
3.06	Operating expenses/income	(242,450)	(148,832)	(1,139,306)	(1,855,470)
3.06.01	Selling	(17,393)	(44,098)	(35,610)	(62,957)
3.06.02	General and administrative	(21,833)	(64,840)	(27,674)	(63,805)
3.06.03	Financial	(129,422)	(252,411)	(464,581)	(838,250)
3.06.03.01	Financial income	29,167	(48,924)	186,403	306,702
3.06.03.01.01	From financial investments	11,792	33,694	5,254	8,386
3.06.03.01.02	From loans to related companies	0	0	192	689
3.06.03.01.03	Monetary and exchange variations on assets	10,322	(105,303)	173,150	265,104
3.06.03.01.04	Other	7,053	22,685	7,807	32,523
3.06.03.02	Financial expenses	(158,589)	(203,487)	(650,984)	(1,144,952)
3.06.03.02.01	Interest and commissions on financings	(57,099)	(176,756)	(61,307)	(175,287)
3.06.03.02.02	Monetary and exchange variations on financings	(31,284)	224,912	(617,254)	(949,864)
3.06.03.02.03	Interest and exchange variations on export contract advances	(11,234)	98,846	(284,376)	(436,021)
3.06.03.02.04	Charges with related companies	(10,303)	(18,923)	(4,560)	(12,962)
3.06.03.02.05	Monetary and exchange variations on other obligations	(5,695)	(11,724)	(26,967)	(40,965)
3.06.03.02.06	Financial instruments	(21,134)	(275,117)	352,119	499,958
3.06.03.03.07	Other	(21,840)	(44,725)	(8,639)	(29,811)
3.06.04	Other operating income	18,538	25,487	2,847	57,844
3.06.05	Other operating expenses	(48,886)	(119,101)	(52,755)	(97,015)
3.06.06	Equity in the results of subsidiary companies	(43,454)	306,131	(561,533)	(851,287)
3.06.06.01	Subsidiary and associated companies	(43,427)	267,557	(471,417)	(837,520)
3.06.06.02	Realization of (goodwill)/ negative goodwill	919	2,757	(9,323)	124,721
3.06.06.03	Provision for losses – unsecured liabilities	(946)	35,817	(80,793)	(138,488)
3.07	Operating profit (loss)	168,287	1,221,111	(781,854)	(1,044,576)
3.08	Non-operating results	10,664	3,771	86,770	83,686
3.08.01	Income	739	1,831	93,344	94,588
3.08.02	Expenses	9,925	1,940	(6,574)	(10,902)
3.09	Profit (loss) before taxation and participations	178,951	1,224,882	(695,084)	(960,890)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2003

01.03 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

03.01 – STATEMENT OF OPERATIONS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 7/1/2003 to 9/30/2003	4 – 1/1/2003 to 9/30/2003	5 – 7/1/2002 to 9/30/2002	6 – 1/1/2002 to 9/30/2002
3.10	Provision for income tax and social contribution	(38,832)	(182,327)	11,280	4,112
3.10.01	Income tax	(29,139)	(130,745)	8,669	4,112
3.10.02	Social contribution	(9,693)	(51,582)	2,611	0
3.11	Deferred taxation	(13,110)	(80,089)	0	12,761
3.11.01	Deferred income tax	(9,707)	(56,674)	0	8,843
3.11.02	Deferred social contribution	(3,403)	(23,415)	0	3,918
3.12	Statutory participations and contributions	(7,984)	(7,984)	0	0
3.12.01	Participations	(7,984)	(7,984)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	119,025	954,482	(683,804)	(944,017)
	Number of shares, except treasury (unit)	215,095,412	215,095,412	215,095,412	215,095,412
	Net income per share	0.55336	4.43748		
	Loss per share			(3.17907)	(4.38883)

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 – NOTES TO THE QUARTERLY INFORMATION

1 - OPERATIONS

The company operates in the steel industry and related activities. In order to broaden activities, it has shareholdings in the subsidiary companies listed in Note 5.

On January 29, 1999, the stockholders of Companhia Siderúrgica Paulista - COSIPA (Cosipa) approved the implementation of a project for the corporate, financial, equity and operational restructuring of Cosipa and of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (Usiminas) comprising, among other measures, the reallocation of assets and liabilities between them.

As a result of this restructuring USIMINAS subscribed in 1999 for 496,055 debentures convertible into shares issued by COSIPA in the amount of R$ 892,900, for which it exercised its right to convert into shares on October 23, 2001.

2 – PRESENTATION OF THE QUARTERLY IFNORMATION AND SIGNIFICANT ACCOUNTING PRACTICES

I - Presentation of the Quarterly Information

The September 30, 2003 Quarterly Information has been prepared in accordance with accounting practices adopted in Brazil and the Brazilian Securities Commission (CVM) instructions. The Quarterly Information (ITR) is presented in thousand of reais.

II - Significant Accounting Practices

(a) Determination of results of operations

Results are determined on the accrual basis of accounting and include accrued income and charges, as well as monetary and exchange variations at official indices or rates on current and long-term assets and liabilities. Income tax and social contribution are deducted from or added to the results, as explained in (b), below.

(b) Current assets and long-term receivables:

Inventories – are stated at the average cost of purchase or production, which is lower than realizable value or replacement cost. Imports in transit are stated at the accumulated cost of each import.

Deferred income tax and social contribution – represents the tax credits on provisions which are deductible in the future, and also includes tax and social contribution losses in accordance with CVM Resolution 273/98 and CVM Instruction 371/ 2002 which approved the Institute of Independent Auditors of Brazil (IBRACON) Pronouncement on the recording of income tax and social contribution (see Note 13). The recognition of tax credits is based on the expectation of future profits and they will be substantially realized in up to 10 years.

Income tax and social contribution payable are shown in current liabilities, and the tax on accelerated depreciation is recorded in long-term liabilities and will be substantially payable in up to 13 years.

Other assets and receivables – are shown at realizable amounts, including accrued income and monetary adjustments, when applicable.

(c) Permanent assets

These are stated at cost including price-level restatements up to December 31, 1995 based on official indices and considering the following aspects:

Investments in subsidiary companies are recorded on the equity method, increased and reduced by goodwill and negative goodwill, respectively. The bases used to amortize goodwill and negative goodwill are described in Note 5.

Depreciation of property, plant and equipment is calculated on the straight-line basis as from the start-up of each unit and is recorded mainly as a charge to cost of production. Depreciation rates take into consideration the expected useful lives of the assets.

(d) Current and long-term liabilities:

Provision for contingencies – set up on a conservative basis to cover possible losses arising from certain judicial and tax processes.

Actuarial liability of Caixa dos Empregados da Usiminas – calculated by and under the responsibility of independent actuaries contracted by Caixa and represents the liability for benefits granted and to be granted to members and their beneficiaries (Note 11).

Other liabilities – stated at their known or estimated amounts including accrued charges and monetary and exchange variations on a daily pro rata basis, when applicable.

(e) Operations in foreign currency

Assets and liabilities arising from foreign currency operations (mainly U.S. dollars) are converted into local currency (R$) at the prevailing exchange rate at the quarter end: US$ 1.00=R$ 2.9234 (6/30/2003: US$ 1.00=R$ 2.8720).

3 – AVAILABLE FUNDS

	9/30/2003	6/30/2003
Cash and banks	24,312	53,609
Financial investments	171,403	234,452
	195,715	288,061

Financial investments mainly refer to Bank Deposit Certificates and fixed income funds remunerated at rates which vary between 100.0% and 102.5% of CDI and financial investments abroad which are remunerated at the average rate of 1.59% per annum, in addition to U.S. dollar exchange rate variations.

4 - TRADE ACCOUNTS RECEIVABLE

	9/30/2003	6/30/2003
Local customers	583,286	631,410
Foreign customers	200,760	154,837
Provision for doubtful accounts	(25,852)	(25,852)
	758,194	760,395

5 - INVESTMENTS IN SUBSIDIARY COMPANIES

a) The changes in the quarter ended September 30, 2003 may be summarized a follows:

	6/30/2003	Additions	Equity in the results	Realization negative goodwill	9/30/2003
Companhia Siderúrgica Paulista	1,264,105		(66,271)		1,197,834
Usiminas Mecânica S.A. (1)	332,932		10,499	919	344,350
Usiminas International Ltd	119,170		6,177		125,347
Usiminas Importação e Exportação S.A.	7,098		233		7,331
Siderholding Participações Ltda.	45,125		2,338		47,463
RNcentro Participações Ltda.	34,455		1,201		35,656
Usiparts S.A. - Sistemas Automotivos	14,548		1,175		15,723
Other	27,943		1,221		29,164
Total	1,845,376		(43,427)	919	1,802,868

(1) Net of negative goodwill of R$ 14,084 (R$ 15,003 at June 30, 2003) related to the valuation of fixed assets. This negative goodwill is being amortized in proportion to the realization of these assets.

b) On September 30, 2003, Unigal Ltda had a negative equity of R$ 131,436 (R$ 131,298 at June 30, 2003). The Company recorded a provision for losses – unsecured liabilities in proportion to its holding, in the account Provisions – unsecured long-term liabilities, with a contra-entry to the account Provision for losses – unsecured liabilities, recorded in the statement of operations.

c) Companhia Siderúrgica Paulista – COSIPA did not comply with certain contractual conditions for loans and financings (financial indices of the covenants) as at September 30, 2003, June 30, 2003 and December 31, 2002.

COSIPA negotiated with the creditors to assure compliance with the contractual financial conditions and was successful. Consequently, the company continues to record the obligations in long-term liabilities.

Non-compliance with these conditions could cause the anticipation of the maturities of long-term liabilities payable to local and foreign creditors by COSIPA and by the Company, in the amounts of R$ 917,022 and R$ 454,134, respectively, at September 30, 2003 (June 30, 2003 - R$ 850,610 and R$ 404,840).

6 – PROPERTY, PLANT AND EQUIPMENT

				9/30/2003	6/30/2003
	Annual depreciation rate %	Cost	Accumulated depreciation	Net	Net
In use – steel mill					
• Metallurgical units	5	2,301,839	(1,161,031)	1,140,808	1,120,276
• Rolling units	5	2,536,540	(1,063,811)	1,472,729	1,494,385
• Galvanizing units	3	338,228	(101,712)	236,516	239,419
• Supporting units	5	700,154	(531,369)	168,785	172,694
• Refining units	5	51,534	(11,820)	39,714	40,360
Transportation system and vehicles	5	134,180	(99,726)	34,454	34,447
Administrative area assets	10	281,523	(170,785)	110,738	108,896
Maritime terminal	3	287,455	(108,988)	178,467	178,458
Other		75	(71)	4	5
Depreciable assets		6,631,528	(3,249,313)	3,382,215	3,388,940
Land		40,653		40,653	40,653
Total in use		6,672,181	(3,249,313)	3,422,868	3,429,593
In construction – steel mill					
• Metallurgical units		134,614		134,614	121,931
• Rolling units		42,123		42,123	40,490
• Supporting units		31,673		31,673	20,591
Advances to suppliers		1,011		1,011	3,523
Advances to suppliers – Related companies		750		750	750
Other		787		787	4,541
Total in construction		210,958		210,958	191,826
		6,883,139	(3,249,313)	3,633,826	3,621,419

a) Depreciation for the quarter ended September 30, 2003 of R$ 60.221 (quarter ended September 30, 2002 - R$ 61,104) was substantially recorded as a charge to cost of production.

b) In construction - relate to production optimization and environment protection projects which will be substantially concluded by December 2003.

7 – LOANS AND FINANCING

	9/30/2003		6/30/2003	
	Current	Long-term	Current	Long-term
a) Local				
US$	126,313	250,230	142,702	274,511
EURO	11,025	6,561	10,403	7,416
IGPM	96,454	283,564	86,326	327,341
TJLP	54,723	73,276	78,115	79,601
R$	2,496	7,623	2,756	8,815
CM	13,734		23,235	
	304,745	621,254	343,537	697,684
b) Foreign				
US$	789,049	715,873	693,715	549,830
EURO	5,161	23,448	4,866	23,500
	794,210	739,321	698,581	573,330
Total	1,098,955	1,360,575	1,042,118	1,271,014

During the nine-month period ended September 30, 2003, loans and financings of R$ 816 million were contracted, of which R$ 50 million locally and R$ 766 million foreign. These resources are basically to be used for working capital.

Financing in local currency are subject to monetary restatement and financial charges at an average rate of 7.42% per annum and those in foreign currency at 4.66% p.a. plus exchange variations. These operations are compatible with market conditions for similar risk and terms.

Loans and financings are guaranteed mainly by property, plant and equipment items valued at R$ 2,669,943.

Long-term installments fall due as follows:

	9/30/2003	6/30/2003
2004	13,787	132,547
2005	369,788	263,521
2006	515,817	421,329
2007	225,151	221,812
2008	117,231	115,122
2009	89,567	87,963
2010	29,234	28,720
	1,360,575	1,271,014

8 – DEBENTURES

Issued on October 31, 1998 refers to a public offer of 10,000 single issue, sole series, nominative, subordinated debentures non-convertible into shares, in the amount of R$ 400,000, falling due on October 31, 2006, remunerated at 115% of the CDI, fully subscribed by the market. On June 30, 2002, 4.015 debentures were redeemed for R$ 160,600. On July 2, 2002, 750 debentures were sold for R$ 30,000. On September 30, 2003, the Company redeemed the remaining 6,735 debentures in advance in the amount of R$ 269,400.

Issue on February 15, 2000 refers to a private offer of 730 debentures in the amount of R$ 73,000, in a sole series, with real guarantee and convertible into shares, falling due on February 15, 2005, remunerated by the Long-Term Interest Rate (TJLP) plus 4% per annum, fully subscribed by the National Bank for Economic and Social Development (BNDES).

Issue on November 20, 2000 refers to a public offer of 10,000 single issue, sole series, with real guarantee, subordinated debentures non-convertible into shares in the amount of R$ 100,000, falling due on November 20, 2003, remunerated at 104% of the CDI, fully subscribed by the market.

9 – TAXES PAYABLE IN INSTALLMENTS

	9/30/2003		6/30/2003	
	Current	Long-term	Current	Long-term
National Institute of Social Security (INSS)	20,674	88,697	20,534	91,184
National treasury	6,217	4,663	6,217	4,663
Income Tax (IR)	58		58	
	26,949	93,360	26,809	95,847

Installments are subject to 1% interest per month or the SELIC rate, falling due over periods which vary from 44 to 240 months. The installments payable to INSS and the National Treasury are guaranteed by fixed assets of Companhia Siderúrgica Paulista - COSIPA, valued at R$ 365,784. The Company has paid all installments on time.

Long-term installments fall due as follows:

	9/30/2003	6/30/2003
2004	8,746	12,453
2005	15,250	14,639
2006	13,420	12,760
2007	9,026	9,018
2008	8,937	8,948
2009	8,937	8,948
2010	8,937	8,948
2011	8,937	8,948
2012	8,937	8,948
2013	2,233	2,237
	93,360	95,847

10 – PROVISION FOR CONTINGENT LIABILITIES

Management, based on the opinion of its legal advisors, reviews the known contingencies, mainly of a tax nature, and evaluates the possibility of losses, adjusting the provision as required.

The contingencies are supported by judicial deposits recorded in long-term receivables amounting to R$ 128,994 (June 30, 2003 - R$ 123,969).

The Company has various civil, fiscal, tax, environmental and labor processes in progress. The contingencies, where a successful outcome is considered possible amount to approximately R$ 15,819 at September 30, 2003 (June 30, 2003 – R$ 14,976), for which the Company has not recorded any provision. Management, based on the opinion of its legal advisors, does not expect losses on the outcome of these processes.

11 – ACTUARIAL LIABILITY

On August 28, 1972, the Company formed Caixa dos Empregados da Usiminas, a non-profit civil entity classified as a private supplementary pension fund. The main objective, as per applicable legislation, is to manage and execute the benefit plans of a pension nature.

Together with the other sponsors of Caixa dos Empregados da Usiminas, the Company has been making monthly extraordinary contributions to cover the insufficiency of technical reserves determined at the end of 1994. An amortization plan was approved by the Supplementary Retirement Income Secretariat of the Ministry of Social Security for payment over 35 years. As from January 2002, based on the debt balance of the unamortized reserve calculated in December 2001, amortization has been made in monthly equal installments, over the term of 19 years, with interest of 6% per annum, restated monthly by the General Price Index Market (IGP-M). The installments paid during the quarter ended September 30, 2003 amount to R$ 53,224 (quarter ended September 30, 2002 – R$ 41,583). According to the regulations of Benefit Plan 1, approved on November 11, 1996, as from that date any insufficiencies of reserves will be covered in equal parts by the sponsor companies and members, active or retired, based on conditions and criteria actuarially established to be approved by the appropriate authority.

On August 1, 1998, the new benefit plan administered by Caixa dos Empregados da Usiminas (USIPREV) became effective. Following the trend of supplementary pension systems, this new plan is based on a modern concept offering greater security to sponsors and members. The entity now administers two benefit plans: the former established on August 28, 1972, characterized as a defined benefit plan, and USIPREV, characterized as a defined contribution plan. Although directed at new employees, USIPREV permitted the migration of members from the old plan. At the end of its launching campaign on July 31, 1998, 10,651 members had joined the new plan, 80.45% of the total. At September 30, 2003, USIPREV has 13,114 members.

Company contributions during the quarter ended September 30, 2003 totaled R$ 6,314 (quarter ended September 30, 2002 - R$ 5,747) and were charged to results of operations, mainly in cost of sales and services.

The technical reserves of Caixa (actuarial liability) are calculated by and are the responsibility of an independent actuary contracted by Caixa and represent the obligation assumed for benefits granted and to be granted to members and their beneficiaries.

To comply with CVM Deliberation 371/2000, the Company recognized the adjustment to the actuarial liability arising from the benefits to which the employees will be entitled after their length of service. The actuarial study, made by an independent actuary as of December 31, 2002, indicated a liability of R$ 938,710.

The reconciliation of the liability recorded in the balance sheet is as follows:

Present value of the actuarial liability	(1,710,592)
Fair value of assets	767,429
Net amount of gains/losses not recognized	4,453
Cost of current service, net, at December 31, 2002	(938,710)
Provision, net of amortization	(24,821)
Cost of current service, net, at September 30, 2003	(963,531)

The amounts to be recognized in the 2003 statement of operations are shown as follows:

Cost of current service, gross	1,637
Cost of interest	203,436
Expected earnings for the plan assets	(99,297)
Employees' contribution	(1,716)
Total	104,060
Expense recognized in the nine-month period ended September 30, 2003	(78,045)
Expense to recognize	26,015

The main actuarial assumptions at December 31, 2002 were:

Actuarial method:

Discount rate	12.35% p.a.
Expected return rate of the assets	13.40% p.a.
Future salary increase	7.10% p.a.
Social security benefit increases	5.0% p.a.
Inflation	5.0% p.a.
Capacity factor	
Salaries	97%
Benefits	97%

Demographic factor:

Death table	GAM-71
Death rate of disabled employees	RRB 1944
Disability entry table	RRB 1944 (increased 2x)
Turnover table	Benefit plan 1: Towers experience USIPREV: Towers experience (increased 2x)
Sickness table	Towers standard (increased 2.5x)
Age of retirement	First age reached for retirement eligibility
Information on children	Experience of similar companies, combined with data provided by Usiminas
Information on the spouses of current and future retired employees	95% of married members with a difference of 4-years of age, the wives being younger.
INSS benefit	Considers the amendments to Law 9.676/ 1999 (social security factor)
Age of registry in INSS	Informed by Usiminas

12 – STOCKHOLDERS' EQUITY

Changes in the quarter ended September 30, 2003 are summarized as follows:

	Paid-up capital	Capital reserves	Retained earnings	Total
At June 30, 2003	1,221,000	1,831,542	835,457	3,887,999
Net income for the quarter			119,025	119,025
Interest on own capital			(84,086)	(84,086)
At September 30, 2003	1,221,000	1,831,542	870,396	3,922,938

There were no changes in stockholders' rights during the quarter.

(a) Capital

Capital comprises 225,285,820 shares with no nominal value, of which 112,280,152 are common, 112,019,949 class A preferred and 985,719 class B preferred shares. Common shares are entitled to vote at Stockholders' meetings. Preferred shares have (i) priority to the return of capital, without premium, were the company to be liquidated, (ii) the same rights as the common shares to participate in any bonuses approved at Stockholders' meetings and (iii) the right to vote at meetings if the preferred dividends are not paid for three consecutive years. All stockholders are entitled to a minimum dividend of 25% of net income for each year, in accordance with the terms of Brazilian corporate legislation.

(b) Reserves

Premium on share subscription - set up in the merger process in conformity with Article 14, sole paragraph of Law 6.404/76. This reserve may be used to absorb losses which exceed the retained earnings and revenue reserves, redeem, reimburse or purchase shares, redeem founders shares, increase capital and the payment of dividends on preferred shares, when this advantage is assured to them (Article 200 of Law 6.404/76).

Treasury stock – At September 30, 2003, the Company held in treasury 561,482 common, 9,297,350 preferred class A and 331,576 preferred class B shares, of which 200,400 are common and 9,297,350 are preferred class A shares acquired during 1997 and 1998, and 361,082 are common and 331,576 are preferred class B relating to the holding in the merging company. With the merger process, these shares were maintained in treasury in order to preserve the share structure of the Company.

Fiscal incentives – correspond to the reduction up to 1996 of 95% of excise tax (IPI) paid (Law 7.554/86).

(c) Interest on own capital

According to the by-laws and current legislation, management approved the distribution of interest on own capital related to the first six-month period of 2003 in the amount of R$ 0.3730 for each common share and R$ 0.4103 for each preferred share, less 15% withholding income tax, respecting the legal exceptions. The payment made on August 1, 2003 will be computed in the calculation of the minimum mandatory dividend for the year 2003 and was recorded as financial expense, with a reversion to the same result account, and therefore not effecting net income for the period.

13 – INCOME TAX AND SOCIAL CONTRIBUTION

a) Deferred income tax and social contribution

	9/30/2003	6/30/2003
Income tax:		
Tax losses	498,802	511,793
Temporary provisions	284,951	283,364
Contingent taxes	16,742	16,411
	800,495	811,568
Social contribution		
Negative calculation basis	157,253	161,163
Temporary provisions	93,179	92,670
	250,432	253,833
Total	**1,050,927**	**1,065,401**
(-) Portion of current assets	(72,172)	(57,361)
Long-term portion	**978,755**	**1,008,040**
Income tax:		
Incentivated depreciation	51,211	52,577
Long-term liabilities	**51,211**	**52,577**

According to CVM Resolution 273/1998 and CVM Instruction 371/2002, the Company prepared a study on the expectation of future taxable income discounted to present value at the rate of 11.3%, based on budgets and the business plan, approved by the statutory audit committee and the Administrative Council. The estimate for the realization of the deferred tax asset is summarized as follows:

	9/30/2003	6/30/2003
2004	29,286	58,573
2005	136,473	136,473
2006	142,703	142,703
2007	146,445	146,445
2008 to 2010	356,012	356,012
2011 and 2012	167,836	167,834
	978,755	1,008,040

b) Income tax and social contribution recognized in the results of operations

	9/30/2003		9/30/2002	
	Income tax	Social contribution	Income tax	Social contribution
Profit (loss) before income tax and social contribution	1,224,882	1,224,882	(960,890)	(960,890)
Interest on own capital	(84,086)	(84,086)		
Employees profit sharing	(7,984)	(7,984)		
Calculation basis	1,132,812	1,132,812	(960,890)	(960,890)
Additions (exclusions)	(355,442)	(304,941)	955,017	946,416
Calculation basis before offset of losses	777,370	827,871	(5,873)	(14,474)
Offset of tax losses/negative basis	(233,211)	(248,361)		
Calculation basis	544,159	579,510	(5,873)	(14,474)
Income tax and social contribution payable	(136,022)	(51,582)		
Tax incentive	5,277			
Income tax and social contribution	(130,745)	(51,582)		
Deferred income tax and social contribution	(56,674)	(23,415)	12,955	3,918
Total income tax and social contribution (expense) income	(187,419)	(74,997)	12,955	3,918

The income tax rate is 25% and the social contribution rate is 9%.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 – NOTES TO THE QUARTERLY INFORMATION

14 –BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The main balances and transactions are as follows:

	Assets			
	Current		Long-term	
	9/30/2003	6/30/2003	9/30/2003	6/30/2003
USIMINAS MECÂNICA S.A.	11,923	22,680	320	525
CIA. VALE DO RIO DOCE	306	450		
USIPARTS S.A. - SISTEMAS AUTOMOTIVOS	24,887	24,774		
CIA. SIDERÚRGICA PAULISTA - COSIPA	49,744	43,169	55,411	9,598
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	21,439	21,131		
RIO NEGRO COM. IND. AÇO S.A.	64,564	71,846		
MRS LOGÍSTICA S.A.				
USIMINAS INTERNATIONAL LTD			242,172	235,500
SIDERHOLDING PARTICIPAÇÕES LTDA.	2	1,460	519	351
USIFAST LOGÍSTICA INDUSTRIAL S.A.		6		
USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA.	7	31		
UNIGAL LTDA.	64	48		
TOTAL	172,936	185,595	298,422	245,974

	Liabilities			
	Current		Long-term	
	9/30/2003	6/30/2003	9/30/2003	6/30/2003
USIMINAS MECÂNICA S.A.	106,131	103,207		
NIPPON USIMINAS CO LTD (*)	58,501	61,373	321,574	344,640
CIA. VALE DO RIO DOCE	8,568	3,999		
USIPARTS S.A. - SISTEMAS AUTOMOTIVOS	146	142		
CIA. SIDERÚRGICA PAULISTA - COSIPA	21,665	21,593		
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	8,100	4,404		
RIO NEGRO COM. IND. AÇO S.A.	983	1,127		
MRS LOGÍSTICA S.A.	69			
USIMINAS INTERNATIONAL LTD (**)	2,509	963	160,787	157,960
USIFAST LOGÍSTICA INDUSTRIAL S.A.	2,501	3,056		
USIMPEX INDUSTRIAL S.A.				
USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA.	338	410		
UNIGAL LTDA.	15,001	23,862		
TOTAL	224,512	224,136	482,361	502,600

(*) Loans and financing in U.S. dollars with charges of 3.65% p.a.
(**) Loans and financing in U.S. dollars with charges of 3.72% p.a.

	Sales		Purchases	
	Quarter ended		Quarter ended	
	9/30/2003	9/30/2002	9/30/2003	9/30/2002
USIMINAS MECÂNICA S.A.	99,364	55,572	47,977	28,986
CIA. VALE DO RIO DOCE	1,580	1,230	326,754	227,388
USIPARTS S.A. – SISTEMAS AUTOMOTIVOS	23,316	12,567	1,403	
CIA. SIDERÚRGICA PAULISTA - COSIPA	17,257	25,388	219	2,695
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	146,228	114,603	11	41
RIO NEGRO COM. IND. AÇO S.A.	207,748	126,873	11,601	11,690
MRS LOGÍSTICA S.A.	982	800	36,886	29,516
USIFAST LOGÍSTICA INDUSTRIAL S.A.	58		36,968	34,468
USIMPEX INDUSTRIAL S.A.			289	293
USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA.	9	1	2,719	2,716
UNIGAL LTDA.	114	597	179,861	84,605
TOTAL	496,656	337,631	644,688	422,398

	Revenues		Expenses	
	Quarter ended		Quarter ended	
	9/30/2003	9/30/2002	9/30/2003	9/30/2002
USIMINAS MECÂNICA S.A.			18,923	12,962
USIPARTS S.A. – SISTEMAS AUTOMOTIVOS		689		
USIMINAS INTERNATIONAL LTD	(39,094)	100,640	(29,211)	93,721
USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA.	2	59		
TOTAL	(39,092)	101,388	(10,288)	106,683

Transactions with related companies are carried out at conditions compatible with the market, considering prices, terms and financial charges. Any differences in the balances and transactions above and those that may be divulged by the related parties mainly refer to transactions in process, which are normal and considered irrelevant to the financial statements taken as a whole.

15 – FINANCIAL INSTRUMENTS

The financial instruments are recorded in asset and liability accounts at September 30 and June 30, 2003. Management of those instruments is effected through operational strategies aiming at liquidity, profitability and security. The control policy consists of the permanent follow-up of the contracted rates versus those of the market.

(a) Credit risk

The sales policy is subject to the credit standards determined by management, which aims at minimizing any problem arising from delinquent customers. This objective is met through the selection of customers in accordance with their payment capacity and diversification of accounts receivable (risk spread). The Company also has a provision for doubtful accounts of R$ 25,852 (R$ 25,852 at June 30, 2003) representing 4.43% of the outstanding accounts receivable (4.09% at June 30, 2003) from local customers to face credit risk.

(b) Exchange rate risk

As there are significant liabilities in foreign currency, mainly in U.S. dollars, results could be strongly affected by exchange variations.

As a preventive measure and to reduce the effects of exchange variations, management has adopted a policy for the maintenance of assets subject to foreign exchange fluctuations, as shown below:

	In thousands of U.S. dollars	
	9/30/2003	6/30/2003
A) Loans/financings in foreign currency	658,072	596,226
B) Foreign suppliers	18,669	17,573
C) Assets in U.S. dollars	221,420	204,172
D) Swap operations	352,086	247,077
E) Net exposure (A+B-C-D)	103,235	162,550

The net exposure in U.S. dollars at September 30, 2003 shown above should be analyzed in conjunction with the net balance of exports and imports to be realized in 2003, as forecast below (not reviewed by independent accountants):

	In thousands of U.S. dollars
A) Export	295,000
B) Import	167,000
Net balance (A-B)	128,000

The swap operations may be summarized as follows:

	9/30/2003	6/30/2003
Amount contracted – US$ thousand	352,086	247,077
Current assets - financial instruments	5,560	9,889
Current liabilities - financial instruments	15,548	12,445
Long-term liabilities - financial instruments	28,384	18,564

	Quarter ended 9/30/2003	Quarter ended 9/30/2002
Net income (expenses) recorded in Financial (expenses) income, net	(275,117)	499,958

At September 30, 2003, if the operations mentioned above were realized at current market conditions they would result in an asset balance of R$ 35,130.

At present, the Company does not intend to settle these operations before their maturities.

The market values for the other financial assets and liabilities are not significantly different from their book values, as they were contracted and recorded at market rates and conditions for operations of similar nature, risk and term.

(c) Price risk

Since exports are equivalent to 20% of sales expected for 2003, the future volatility of foreign exchange rates represents, in fact, a price risk that may impair the expected results. This risk is mostly counterbalanced by the significant volume of imports expected for the same year, as shown above.

(d) Interest rate risk

Interest rates contracted for short and long-term loans and financings and for debentures may be shown as follows:

Loans and financings:	9/30/2003	%	6/30/2003	%
Prefixed	762,767	29	657,706	24
TJLP	145,585	6	175,535	6
Libor	1,551,178	59	1,479,891	53
Sub total	2,459,530	94	2,313,132	83
Debentures:				
TJLP	63,397	2	61,008	2
CDI	108,735	4	408,915	15
Sub total	172,132	6	469,923	17
Total	2,631,662	100	2,783,055	100

16 – INSURANCE COVERAGE

Insurance policies taken out by Usiminas provide cover which management considers to be sufficient.

For buildings, goods and raw materials, equipment, machinery, furniture, objects, fixtures and installations that form part of the insured establishments and respective facilities of Usiminas, Usiminas Mecânica, Cosipa, Unigal, Usiroll, Usiparts and Usimplex Industrial, with value at risk of US$ 12,323,000 thousand, there is an All Risks policy with a maximum indemnity of US$ 800,000 thousand per claim. The deductible amount is US$ 5,000 thousand for material damages and the coverage for loss of profits has a deductible term of fourteen days (waiting period), plus US$ 5,000 thousand.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

05.01 – COMMENTS ON COMPANY PERFORMANCE

USIMINAS obtained in the nine-month period ended September 30, 2003, a net income of R$ 954.5 million, compared to a loss of R$ 944.0 million in the same period of 2002. Consolidated net income reached R$ 947.4 million in the period compared to a loss of R$ 943.2 million in the same period of 2002, the result of the good operating performance as well as the appreciation of the Real, which favored the financial result.

Gross profit of the parent company was R$ 1,369.9 million in the nine-month period ended September 30, 2003, resulting in a margin of 38.9%, 6.4 percentage points greater compared to the same period of 2002, reflecting the net revenue growth which benefited from the mix improvement and the recovery of international prices. Consolidated gross profit of R$ 2,295.2 million was 69.1% higher compared to the same period of 2002, favored by the same reasons mentioned for the subsidiary companies, notably at Cosipa.

EBITDA grew 61.1% for the parent company, totaling R$ 1,372.8 million, reflecting the recovery of sale margins and the contention of operating costs. Consolidated EBITDA was R$ 2,309.2 million with a 63.8% growth, always compared to a year earlier.

Financial expenses are positively affected by the U.S. dollar foreign exchange rate decrease, which in the period was 17.3%, and reached a result, net of financial income, of R$ 252.4 million in the parent company and R$ 468.9 million in consolidated in the current period, compared to R$ 838.3 million and R$ 2,634.5 million, respectively, in the same period of 2002.

PRODUCTION

The production of molten steel by Usiminas in the nine-month period ended September 30, 2003 was 3,509.1 thousand tons, 1.4% higher than verified in the same period of 2002. The consolidated production with Cosipa reached a volume of 6,604.5 thousand tons, 4.87% higher than the same period of 2002.

Production summary:

In thousands of tons

				Usiminas
	Jul/Sept/2003	Jan/Sept/2003	Jul/Sept/2002	Jan/Sept/2002
Molten steel	1,173.7	3,509.1	1,181.8	3,460.4
Laminated steel	990.5	3,057.3	1,056.3	3,128.3

In thousands of tons

				Consolidated Usiminas/Cosipa
	Jul/Sept/2003	Jan/Sept/2003	Jul/Sept/2002	Jan/Sept/2002
Molten steel	2,223.2	6,604.5	2,227.1	6,297.8
Laminated	1,884.0	5,782.6	1,985.1	5,645.7

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

05.01 – COMMENTS ON COMPANY PERFORMANCE

SALES

Gross sales of Usiminas for the nine-month period ended September 30, 2003 were R$ 4,569.7 million, 42.8% higher than the same period of 2002. Consolidated gross sales reached R$ 7,998.8 million in the current period, 43.2% higher than R$ 5,584.8 million in 2002.

Sales volume of Usiminas was 2,948 thousand tons of rolled steel. During the same period of 2002, sales volume was 3,068 thousand tons, a decrease by 3.9%. However, the improvement in the mix should be noted with the decrease in plates sales of 63% and an increase in sales of other products with higher added value.

During the period ended September 30, 2003, 81% of the total volume sold was offered to the market and 19% to the foreign market. In the same period of 2002, this relation was 78% to the local and 22% to the foreign market.

Sales volume may be summarized as follows:

				In thousand of tons
				Usiminas
	Jul/Sept/2003	Jan/Sept2003	Jul/Sept/2002	Jan/Sept/2002
Market				
• Local	717	2,382	772	2,387
• Foreign	208	566	249	681
Total	925	2,948	1,021	3,068

				In thousand of tons
				Consolidated Usiminas/Cosipa
	Jul/Sept/2003	Jan/Sept/2003	Jul/Sept/2002	Jan/Sept/2002
Market				
• Local	1,184	3,982	1,286	3,943
• Foreign	638	1,609	624	1,594
Total	1,822	5,591	1,910	5,537

The average invoicing period was 26 days and of collection was 35 days in September 2003, compared to 26 and 29 days, respectively, in June 2003.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

05.01 – COMMENTS ON COMPANY PERFORMANCE

PERSONNEL

The number of employees may be summarized as follows:

	9/30/2003	6/30/2003	9/30/2002
Steel mill	7,344	7,347	7,365
Head Office/offices	609	610	610
Total	7,953	7,957	7,975

INVESTMENTS

During the nine-month period ended September 30, 2003, total investments amounted to R$ 166 million, basically for improvements to and refurbishing of blast furnace 2.

On September 13, 2003, the Company started the programmed refurbishing of blast furnace 2. This refurbishing, which has a programmed stoppage for an estimated 80 days, is to replace mechanical equipment and refractories and for technology updating, and requires investments of about R$ 120 million.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2003

01.04 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 - 9/30/2003	4 –6/30/2003
1	Total assets	14,996,888	14,859,240
1.01	Current assets	3,773,790	3,658,013
1.01.01	Available funds	537,694	570,529
1.01.02	Receivables	1,496,436	1,458,985
1.01.02.01	Trade accounts receivable	1,239,820	1,257,816
1.01.02.02	Taxes receivable	190,000	150,948
1.01.02.03	Notes receivable	66,616	50,221
1.01.03	Inventories	1,579,309	1,450,998
1.01.03.01	Finished products	360,747	328,427
1.01.03.02	Work in progress	307,759	262,420
1.01.03.03	Raw materials	461,653	427,941
1.01.03.04	Supplies and maintenance materials	287,065	271,524
1.01.03.05	Imports in transit	50,429	43,928
1.01.03.06	Other	111,656	116,758
1.01.04	Other	160,351	177,501
1.01.04.01	Advances for supplies and services	70,647	79,434
1.01.04.02	Receivables from related companies	0	0
1.01.04.03	Prepaid expenses	11,972	30,300
1.01.04.04	Financial instruments	5,560	10,406
1.01.04.05	Deferred income tax and social contribution	72,172	57,361
1.02	Long-term receivables	1,799,565	1,835,669
1.02.01	Sundry receivables	74,494	74,612
1.02.01.01	Debtor current accounts	36,430	36,902
1.02.01.02	Debtors for properties	11,753	11,862
1.02.01.03	Other	26,311	25,848
1.02.02	Related companies	79,179	75,006
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	0	0
1.02.02.03	Other related companies	79,179	75,006
1.02.03	Other	1,645,892	1,686,051
1.02.03.01	Deferred income tax and social contribution	1,341,952	1,357,904
1.02.03.02	Shares of other companies	15,398	12,591
1.02.03.03	Judicial deposits	222,866	202,766
1.02.03.04	Properties for sale	6,421	45,757
1.02.03.05	Financial instruments	0	0
1.02.03.06	Other	59,255	67,033
1.03	Permanent assets	9,423,533	9,365,558
1.03.01	Investments	66,892	66,884
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	19,800	19,770
1.03.01.03	Other investments	47,092	47,114
1.03.02	Property, plant and equipment	9,287,508	9,222,219
1.03.02.01	In use	12,668,539	12,544,609

01.04 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 - 9/30/2003	4 –6/30/2003
1.03.02.02	Depreciation	(4,215,325)	(4,094,981)
1.03.02.03	Construction in progress	834,294	772,591
1.03.03	Deferred charges	69,133	76,455

(A free translation of the original in Portuguese) **Unaudited**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) **Corporate Legislation**
QUARTERLY INFORMATION (ITR) **September 30, 2003**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.05 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2003	4 - 6/30/2003
2	Total liabilities and stockholders' equity	14,996,888	14,859,240
2.01	Current liabilities	4,524,283	4,338,811
2.01.01	Loans and financings	3,017,128	2,852,663
2.01.02	Debentures	130,725	159,695
2.01.03	Suppliers	803,017	736,437
2.01.04	Taxes, charges and contributions	290,456	354,253
2.01.04.01	Taxes payable	87,519	101,908
2.01.04.02	Salaries and social security contributions	54,001	51,939
2.01.04.03	Income tax and social contribution	148,936	200,406
2.01.05	Dividends payable	2,319	335
2.01.06	Provisions	60,854	51,859
2.01.06.01	Labor liabilities	60,854	51,859
2.01.07	Payables to related companies	18,261	11,279
2.01.08	Other	201,523	172,290
2.01.08.01	Accounts payable	107,679	81,128
2.01.08.02	Other	3,228	3,305
2.01.08.03	Taxes payable in installments	28,539	28,310
2.01.08.04	Financial instruments	62,077	59,547
2.02	Long-term liabilities	6,462,603	6,547,477
2.02.01	Loans and financings	3,826,486	3,759,955
2.02.02	Debentures	41,407	310,228
2.02.03	Provisions	1,755,598	1,654,637
2.02.03.01	Contingent liabilities	735,159	642,408
2.02.03.02	Actuarial liability	1,020,439	1,012,229
2.02.04	Payable to related companies	0	0
2.02.05	Other	839,112	822,657
2.02.05.01	Deferred income tax	51,343	52,714
2.02.05.02	Taxes payable in installments	96,443	99,118
2.02.05.03	Accounts payable to FEMCO	417,107	431,540
2.02.05.04	Financial instruments	209,098	174,269
2.02.05.05	Other	65,121	65,016
2.03	Deferred income	0	0
2.04	Minority interest	113,257	115,389
2.05	Stockholders' equity	3,896,745	3,857,563
2.05.01	Paid-up capital	1,221,000	1,221,000
2.05.01.01	Common shares	608,534	608,534
2.05.01.02	Preferred shares	612,466	612,466
2.05.02	Capital reserves	1,831,542	1,831,542
2.05.02.01	Share premium	1,863,629	1,863,629
2.05.02.02	Treasury stock	(181,611)	(181,611)
2.05.02.03	IPI Fiscal Incentive- Law 7554/86	149,524	149,524
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0

01.05 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2003	4 - 6/30/2003
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.04.07.01	For investments and working capital	0	0
2.05.05	Retained earnings	844,203	805,021

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2003 to 9/30/2003	4 - 1/1/2003 to 09/30/2003	5 - 7/1/2002 to 9/30/2002	6 - 1/1/2002 to 9/30/2002
3.01	Gross sales and/or services	2,526,281	7,998,799	2,103,891	5,584,819
3.02	Deductions	(542,705)	(1,781,001)	(427,720)	(1,191,617)
3.03	Net sales and/or services	1,983,576	6,217,798	1,676,171	4,393,202
3.04	Cost of sales and/or services	(1,325,377)	(3,922,586)	(1,061,109)	(3,035,929)
3.05	Gross profit	658,199	2,295,212	615,062	1,357,273
3.06	Operating expenses/income	(518,778)	(877,046)	(1,650,834)	(2,870,236)
3.06.01	Selling	(44,391)	(118,628)	(65,783)	(122,817)
3.06.02	General and administrative	(51,929)	(156,495)	(55,873)	(145,516)
3.06.03	Financial	(358,274)	(468,861)	(1,431,671)	(2,634,524)
3.06.03.01	Financial income	105,323	(56,152)	426,275	602,668
3.06.03.02	Financial expenses	(463,597)	(412,709)	(1,857,946)	(3,237,192)
3.06.04	Other operating income	31,681	59,295	18,136	84,314
3.06.05	Other operating expenses	(96,010)	(195,314)	(61,293)	(136,923)
3.06.06	Equity in the results of subsidiary companies	145	2,957	(54,350)	85,230
3.07	Operating profit (loss)	139,421	1,418,166	(1,035,772)	(1,512,963)
3.08	Non-operating results	8,649	(4,220)	5,190	22,191
3.08.01	Income	2,418	13,556	93,028	94,898
3.08.02	Expenses	6,231	(17,776)	(87,838)	(72,707)
3.09	Profit (loss) before taxation and participations	148,070	1,413,946	(1,030,582)	(1,490,772)
3.10	Provision for income tax and social contribution	(22,727)	(375,038)	9,555	(2,970)
3.11	Deferred income tax	3,823	(57,191)	292,770	481,238
3.12	Statutory participations and contributions	(8,032)	(8,066)	(208)	(2,250)
3.12.01	Participations	(8,032)	(8,066)	(208)	(2,250)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	2,134	(26,240)	44,462	71,577
3.15	Net income (loss) for the period	123,268	947,411	(684,003)	(943,177)
	Number of shares, except treasury (units)	215,095,412	215,095,412	215,095,412	215,095,412
	Net income per share	0.57309	4.40461		

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2003 to 9/30/2003	4 – 1/1/2003 to 09/30/2003	5 – 7/1/2002 to 9/30/2002	6 – 1/1/2002 to 9/30/2002
	Loss per share			(3.18000)	(4.38492)

A free translation of the original in Portuguese)
:EDERAL GOVERNMENT SERVICE
3RAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
:OMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2003

1.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

- ITEM	2 – SUBSIDIARY/ASSOCIATED COMPANY'S REGISTERED NAME	3 – NATIONAL CORPORATE TAXPAYERS' REGISTRY – CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
- TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE CURRENT QUARTER (Units)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (Units)	
01	COMPANHIA SIDERÚRGICA PAULISTA – COSIPA	02.790.893/0001-41	LISTED SUBSIDIARY COMPANY	92.89	30.53
COMMERCIAL, INDUSTRIAL AND OTHER		3,721,922,600		3,721,922,600	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	01
2 – Issue number	Sole
3 – CVM Registration number	SRE 558/99
4 – CVM Registration date	6/18/1999
5 – Issue series	Sole
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	10/31/1998
9 – Maturity date	10/31/2006
10 – Type of debenture	Subordinated
11 – Remuneration condition	115% of CDI
12 – Premium/discount	-
13 – Face value (reais)	40,000.00
14 – Amount issued (reais thousand)	400,000
15 – Number of securities issued (unit)	10,000
16 – Outstanding (unit)	0
17 – In treasury (unit)	0
18 – Redeemed (unit)	10,000
19 - Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	02
2 – Issue number	2nd
3 – CVM Registration number	
4 – CVM Registration date	
5 – Issue series	Sole
6 – Type	Convertible
7 – Nature	Private
8 – Issuance date	2/15/2000
9 – Maturity date	2/15/2005
10 – Type of debenture	Real
11 – Remuneration condition	TJLP rate + 4% per annum
12 – Premium/discount	
13 – Face value (reais)	100,000.00
14 – Amount issued (reais thousand)	73,000
15 – Number of securities issued (unit)	730
16 - Outstanding (unit)	730
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 - Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	03
2 – Issue number	3rd
3 – CVM Registration number	CVM/SRE/DEB 2001/003
4 – CVM Registration date	2/5/2001
5 – Issue series	Sole
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	11/20/2000
9 – Maturity date	11/20/2003
10 – Type of debenture	Subordinated
11 – Remuneration condition	104% of CDI
12 – Premium/discount	
13 – Face value (reais)	10,000.00
14 – Amount issued (reais thousand)	100,000
15 – Number of securities issued (unit)	10,000
16 – Outstanding (unit)	10,000
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 – Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

17.01 – REPORT ON THE LIMITED REVIEW – WITHOUT EXCEPTION

Report of Independent Accountants on Limited Review

To the Board of Directors and Stockholders
Asians Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have carried out limited reviews of the Quarterly Information (ITR) of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS for the quarters and periods ended September 30 and June 30, 2003 and September 30, 2002. This information is the responsibility of the Company's management. The determination of the composition of the technical reserves of Caixa dos Empregados da USIMINAS which is the basis for the calculation of the actuarial liability was made by independent actuaries of Caixa, and our report, insofar as it relates to the calculation of this actuarial liability amounting to R$ 963,531 thousand at September 30, 2003 (R$ 955,321 thousand at June 30, 2003) and the effects on the results of the nine-month period ended September 30, 2003, in the amount of R$ 24,821 thousand, is based exclusively on the reports of these consultants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regards to the main criteria adopted for the preparation of the Quarterly Information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews and on the reports issued by the independent actuaries, as mentioned in paragraph one, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

17.01 – REPORT ON THE LIMITED REVIEW – WITHOUT EXCEPTION

4 As mentioned in Note 5 (c), subsidiary Companhia Siderúrgica Paulista – COSIPA has certain contractual conditions to comply with regarding loans and financings (covenants – financial indices) which could cause anticipations of the due dates of local and foreign long-term liabilities of the Company amounting to R$ 454,134 thousand, R$ 404,840 thousand and R$ 690,645 thousand at September 30 and June 30, 2003 and December 31, 2002, respectively. The Company and the subsidiary communicated this situation to the creditors in order to assure compliance with the contractual financial conditions, and were successful in the renegotiations. The creditors granted a waiver for certain restrictive clauses at the base dates September 30, 2003, June 30, 2003 and December 31, 2002. Accordingly, the Company continues to classify these obligations in long-term liabilities.

Belo Horizonte, October 31, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Contador CRC RS044214 "S" MG

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2003

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

Contents

(A free translation of the original in Portuguese)

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)

June 30, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 3269-1500
Fax (31) 3261-6950

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

August 8, 2003

To the Board of Directors and Stockholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS for the quarters and periods ended June 30 and March 31, 2003 and June 30, 2002. This quarterly information is the responsibility of Company management. The determination of the composition of the technical reserves of Caixa dos Empregados da USIMINAS which is the basis for the calculation of the actuarial liability was made by external actuarial consultants of Caixa, and our report, insofar as it relates to the calculation of this actuarial liability amounting to R$ 955,321 thousand at June 30, 2003 (R$ 947,207 thousand at March 31, 2003) and the effects on the results of the six-month period ended June 30, 2003 amounting to R$ 16,611 thousand is based exclusively on the reports of these consultants.

2 Our reviews were performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with the officials responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews and on the reports of the actuarial consultants referred to in paragraph 1, we are not aware of any material modification which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

PRICEWATERHOUSECOOPERS

August 8, 2003
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

4 As mentioned in Note 5 (c), its subsidiary company Companhia Siderúrgica Paulista – COSIPA has certain contractual conditions regarding loans and financing (covenants – financial indices) which could cause the advance of maturities related to local and foreign long-term liabilities amounting to R$ 404,840 thousand, R$ 522,442 thousand and R$ 690,645 thousand, at June 30 and March 31, 2003 and December 31, 2002, respectively. The Company and this subsidiary communicated this situation to the creditors, with the objective of assuring the compliance with the financial conditions negotiated in the contracts, having been fully successful in their renegotiations. These creditors granted a waiver for certain restrictive clauses related to the base dates June 30 and March 31, 2003 and December 31, 2002. Accordingly, the Company continues to record these liabilities in long-term liabilities.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Partner
Contador CRC RS044214 "S" MG

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE **Unaudited**

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION (ITR) **Corporate Legislation**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **June 30, 2003**

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY JUDGEMENT OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05
4 – Registration Number – NIRE		
31300013600		

01.02 – HEAD OFFICE

1 – FULL ADDRESS				2 – SUBURB OR DISTRICT
Rua Prof. José Vieira de Mendonça, 3011				Eng. Nogueira
3 – POSTAL CODE	4 – MUNICIPALITY			5 – STATE
31310-260	Belo Horizonte			MG
6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
31	3499-8000			
11 – AREA CODE	12 – FAX	13 – FAX	14 – FAX	
31	3499-8475			
15 – E-MAIL				
usiminas@usiminas.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence with Company)

1 – NAME				
Paulo Penido Pinto Marques				
2 – FULL ADDRESS			3 – SUBURB OR DISTRICT	
Rua Prof. José Vieira de Mendonça, 3011			Eng. Nogueira	
4 – POSTAL CODE	5 – MUNICIPALITY			6 – STATE
31310-260	Belo Horizonte			MG
7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 - TELEPHONE	11 – TELEX
31	3499-8775			
12 – AREA CODE	13 – FAX	14 – FAX	15 - FAX	
31	3499-8475			
16 – E-MAIL				
ppenido@usiminas.com.br				

01.04 –GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2003	12/31/2003	2	4/1/2003	6/30/2003	1	1/1/2003	3/31/2003
9 – INDEPENDENT ACCOUNTANT						10 - CVM CODE	
PricewaterhouseCoopers Auditores Independentes						00287-9	
11 - RESPONSIBLE PROFESSIONAL					12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE RESPONSIBLE PROFESSIONAL		
Rogério Roberto Gollo					365.244.920-72		

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2003

01.01 IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

01.05 – CAPITAL COMPOSITION

Number of shares (Units)	Current Quarter 6/30/2003	Prior quarter 3/31/2003	Same quarter in prior year 6/30/2002
Paid-up capital			
1 – Common	112,280,152	112,280,152	112,280,152
2 – Preferred	113,005,668	113,005,668	113,005,668
3 – Total	225,285,820	225,285,820	225,285,820
Treasury Stock			
4 – Common	561,482	561,482	561,482
5 – Preferred	9,628,926	9,628,926	9,628,926
6 – Total	10,190,408	10,190,408	10,190,408

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY
Commercial, industrial and other
2 – SITUATION
Operating
3 – NATURE OF OWNERSHIP
Local-Private
4 – ACTIVITY CODE
1140200 – Steel works
5 – MAIN ACTIVITY
Flat-rolled products
6 – TYPE OF CONSOLIDATION
Full
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Without Exception

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 – YIELD PER SHARE
01	RCA	7/10/2003	Interest on own capital	8/1/2003	ON	0.3730000000
02	RCA	7/10/2003	Interest on own capital	8/1/2003	PN	0.4103000000

.01 – IDENTIFICATION

- CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
432-0	*Usinas Siderúrgicas de Minas Gerais S.A.*	60.894.730/0001-05

.09 – SUBSCRIBED CAPITAL AND ALTERATION IN THE CURRENT YEAR

- ITEM	2 – DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 –NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (UNITS)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

.10 – INVESTOR RELATIONS OFFICER

- DATE	2 – SIGNATURE
12/2003	

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2003

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.01 - BALANCE SHEET - ASSETS (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 - 6/30/2003	4 -3/31/2003
1	Total assets	8,970,128	9,061,220
1.01	Current assets	1,963,032	2,119,823
1.01.01	Available funds	288,061	339,905
1.01.02	Receivables	835,658	840,973
1.01.02.01	Trade accounts receivable	760,395	767,542
1.01.02.02	Taxes recoverable	38,151	37,938
1.01.02.03	Notes receivable	37,112	35,493
1.01.03	Inventories	721,866	705,750
1.01.03.01	Finished products	200,137	178,400
1.01.03.02	Work in process	121,013	115,142
1.01.03.03	Raw materials	196,197	179,637
1.01.03.04	Supplies and maintenance materials	151,124	148,749
1.01.03.05	Imports in transit	39,973	70,590
1.01.03.06	Other	13,422	13,232
1.01.04	Other	117,447	233,195
1.01.04.01	Advances for supplies and services	34,625	49,462
1.01.04.02	Prepaid expenses	15,572	27,940
1.01.04.03	Financial instruments	9,889	69,632
1.01.04.04	Deferred income tax and social contribution	57,361	86,161
1.02	Long-term receivables	1,494,207	1,585,862
1.02.01	Sundry receivables	36,308	30,836
1.02.01.01	Real estate debtors	11,862	11,869
1.02.01.02	Debtor current accounts	24,446	18,967
1.02.02	Related companies	245,974	228,166
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	245,974	228,166
1.02.02.03	Other related companies	0	0
1.02.03	Other	1,211,925	1,326,860
1.02.03.01	Deferred income tax	770,518	792,904
1.02.03.02	Deferred social contribution	237,522	244,423
1.02.03.03	Deposits at law	123,969	123,030
1.02.03.04	Shares and loans to Eletrobrás	12,570	11,494
1.02.03.05	Tax incentive deposits	4,801	4,801
1.02.03.06	Properties for sale	44,914	44,676
1.02.03.07	Financial instruments	0	87,355
1.02.03.08	Other	17,631	18,177
1.03	Permanent assets	5,512,889	5,355,535
1.03.01	Investments	1,891,470	1,715,877

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2003

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.01 - BALANCE SHEET - ASSETS (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 - 6/30/2003	4 -3/31/2003
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	1,845,376	1,669,783
1.03.01.02.01	Cia Siderúrgica Paulista - COSIPA	1,264,105	1,086,723
1.03.01.02.02	Usiminas Mecânica S.A.	332,932	331,283
1.03.01.02.03	Usiminas International Ltd.	119,170	134,192
1.03.01.02.04	Usiminas Importação e Exportação S.A.	7,098	6,887
1.03.01.02.05	Usiparts S.A. – Sistemas Automotivos	14,548	13,408
1.03.01.02.06	Siderholding Participações Ltda.	45,125	41,786
1.03.01.02.07	RNcentro Participações Ltda.	34,455	29,614
1.03.01.02.08	Other	27,943	25,890
1.03.01.03	Other investments	46,094	46,094
1.03.02	Property, plant and equipment	3,621,419	3,639,658
1.03.02.01	In use	6,619,728	6,615,313
1.03.02.02	Depreciation	(3,190,135)	(3,129,511)
1.03.02.03	Construction in progress	191,826	153,856
1.03.03	Deferred charges	0	0

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2003

01.02 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2003	4 - 3/31/2003
2	Total liabilities	8,970,128	9,061,220
2.01	Current liabilities	1,785,871	2,110,033
2.01.01	Loans and financing	1,042,118	1,324,512
2.01.02	Debentures	159,695	144,467
2.01.03	Suppliers	195,199	261,272
2.01.04	Taxes, charges and contributions	106,088	87,320
2.01.04.01	Taxes payable	53,078	30,211
2.01.04.02	Social contribution payable	7,027	18,972
2.01.04.03	Income tax and social contribution	45,983	38,137
2.01.05	Dividends payable	289	328
2.01.06	Provisions	42,870	36,652
2.01.06.01	Labor liabilities	42,870	36,652
2.01.07	Payable to related companies	158,451	164,474
2.01.08	Other	81,161	91,008
2.01.08.01	Accounts payable	41,907	64,826
2.01.08.02	Taxes payable in installments	26,809	26,182
2.01.08.03	Financial instruments	12,445	0
2.02	Long-term liabilities	3,296,258	3,536,569
2.02.01	Loans and financing	1,271,014	1,482,474
2.02.02	Debentures	310,228	309,665
2.02.03	Provisions	1,493,839	1,533,310
2.02.03.01	Contingent liabilities	412,668	436,007
2.02.03.02	Actuarial liability	955,321	947,207
2.02.03.03	Unsecured liabilities	125,850	150,096
2.02.04	Payable to related companies	0	0
2.02.05	Other	221,177	211,120
2.02.05.01	Deferred income tax	52,577	53,950
2.02.05.02	Creditor current accounts	54,189	57,667
2.02.05.03	Taxes payable in installments	95,847	99,503
2.02.05.04	Financial instruments	18,564	0
2.03	Deferred income	0	0
2.05	Stockholders' equity	3,887,999	3,414,618
2.05.01	Paid-up capital	1,221,000	1,221,000
2.05.01.01	Common shares	608,534	608,534
2.05.01.02	Preferred shares	612,466	612,466
2.05.02	Capital reserves	1,831,542	1,831,542
2.05.02.01	Share premium	1,863,629	1,863,629
2.05.02.02	Treasury stock	(181,611)	(181,611)
2.05.02.03	IPI Tax Incentive- Law 7554/86	149,524	149,524
2.05.03	Revaluation reserves	0	0

(A free translation of the original in Portuguese) Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) Corporate Legislation
QUARTERLY INFORMATION (ITR) June 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.02 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2003	4 - 3/31/2003
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.04.07.01	For investments and working capital	0	0
2.05.05	Retained earnings	835,457	362,076

01.03 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

03.01 – STATEMENT OF OPERATIONS (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 4/1/2003 to 6/30/2003	4 – 1/1/2003 to 6/30/2003	5 – 4/1/2002 to 6/30/2002	6 – 1/1/2002 to 6/30/2002
3.01	Gross sales and/or services	1,568,893	3,139,533	1,043,726	2,017,561
3.02	Deductions	(370,431)	(718,571)	(243,128)	(462,401)
3.03	Net sales and/or services	1,198,462	2,420,962	800,598	1,555,160
3.04	Cost of sales and/or services	(750,878)	(1,461,756)	(547,940)	(1,101,718)
3.05	Gross profit	447,584	959,206	252,658	453,442
3.06	Operating expenses/income	115,869	93,618	(571,101)	(716,164)
3.06.01	Selling	(13,608)	(26,705)	(13,317)	(27,347)
3.06.02	General and administrative	(23,698)	(43,007)	(19,411)	(36,131)
3.06.03	Financial	(14,551)	(122,989)	(272,231)	(373,669)
3.06.03.01	Financial income	(59,526)	(78,091)	108,962	120,299
3.06.03.01.01	From financial investments	9,307	21,902	1,736	3,132
3.06.03.01.02	From loans to related companies	0	0	254	497
3.06.03.01.03	Monetary and exchange variations on assets	(78,436)	(115,625)	91,801	91,954
3.06.03.01.04	Other	9,603	15,632	15,171	24,716
3.06.03.02	Financial expenses	44,975	(44,898)	(381,193)	(493,968)
3.06.03.02.01	Interest and commissions on financing	(56,899)	(119,657)	(57,669)	(113,980)
3.06.03.02.02	Monetary and exchange variations on financing	200,449	256,196	(324,729)	(332,610)
3.06.03.02.03	Interest and exchange variations on export contract advances	84,675	110,080	(142,293)	(151,645)
3.06.03.02.04	Charges with related companies	(3,183)	(8,620)	(4,276)	(8,402)
3.06.03.02.05	Monetary and exchange variations on other obligations	7,558	(6,029)	(10,807)	(13,998)
3.06.03.02.06	Financial instruments	(175,618)	(253,983)	168,294	147,839
3.06.03.03.07	Other	(12,007)	(22,885)	(9,713)	(21,172)
3.06.04	Other operating income	4,904	6,949	4,312	54,997
3.06.05	Other operating expenses	(35,527)	(70,215)	(23,986)	(44,260)
3.06.06	Equity in the results of subsidiary and associated companies	198,349	349,585	(246,468)	(289,754)
3.06.06.01	Subsidiary and associated companies	173,185	310,984	(335,287)	(366,103)
3.06.06.02	Realization of (goodwill)/ negative goodwill	919	1,838	135,108	134,044
3.06.06.03	Provision for losses – unsecured liabilities	24,245	36,763	(46,289)	(57,695)
3.07	Operating profit (loss)	563,453	1,052,824	(318,443)	(262,722)

01.03 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

03.01 – STATEMENT OF OPERATIONS (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2003 to 6/30/2003	4 – 1/1/2003 to 6/30/2003	5 – 4/1/2002 to 6/30/2002	6 – 1/1/2002 to 6/30/2002
3.08	Non-operating results	2,385	(6,893)	(5,758)	(3,084)
3.08.01	Income	481	1,092	536	1,244
3.08.02	Expenses	1,904	(7,985)	(6,294)	(4,328)
3.09	Income (loss) before taxation and participation	565,838	1,045,931	(324,201)	(265,806)
3.10	Provision for income tax and social contribution	(63,146)	(143,495)	13,993	(9,069)
3.10.01	Income tax	(42,862)	(101,606)	10,301	(6,458)
3.10.02	Social contribution on net income	(20,284)	(41,889)	3,692	(2,611)
3.11	Deferred taxation	(29,311)	(66,979)	23,723	14,662
3.11.01	Deferred income tax	(18,685)	(46,967)	18,114	10,744
3.11.02	Deferred social contribution	(10,626)	(20,012)	5,609	3,918
3.12	Statutory participation and contributions	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	473,381	835,457	(286,485)	(260,213)
	Number of shares, except treasury (unit)	215,095,412	215,095,412	215,095,412	215,095,412
	Net income per share	2.20080	3.88412		
	Loss per share			(1.33190)	(1.20976)

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 – NOTES TO THE QUARTERLY INFORMATION

1 OPERATIONS

The Company operates in the steel industry and related activities. In order to broaden its activities, it holds interest in the subsidiary and associated companies listed in Note 5.

On January 29, 1999, the stockholders of Companhia Siderúrgica Paulista - COSIPA (Cosipa) approved the implementation of a project for the corporate, financial, equity and operational restructuring of Cosipa and of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (Usiminas) comprising, among other measures, the reallocation of assets and liabilities between them.

The restructuring maintained the steel activities of the Companies via different share compositions. This restructuring caused the Company to subscribe in 1999 for 496,055 debentures convertible into shares issued by Companhia Siderúrgica Paulista – COSIPA in the amount of R$ 892,900, for which it exercised its right to convert into shares on October 23, 2001.

2 PRESENTATION OF THE QUARTERLY INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

I - Presentation of the quarterly information

The June 30, 2003 quarterly information was prepared in accordance with the accounting practices adopted in Brazil and the Brazilian Securities Commission (CVM) instructions. The related quarterly information (ITR) is presented in thousands of reais.

II - Significant accounting practices

(a) Determination of results of operations

Results are determined on the accrual basis of accounting and include accrued income and charges, as well as monetary and exchange variations at official indices or rates on current and long-term assets and liabilities. The effect of income tax and social contribution is deducted from or added to results before determining net income, as explained in (b) below.

(b) Current assets and long-term receivables

Inventories – are stated at the average cost of purchase or production, which is lower than realizable value or replacement cost. Imports in transit are stated at the accumulated cost of each import.

Deferred income tax and social contribution – represent the credits on provisions which will be deductible in the future, and also include tax social contribution losses in accordance with CVM Resolution 273/98 and CVM Instruction 371/2002, which approved the Institute of Independent Auditors of Brazil (IBRACON) pronouncement on the recording of income tax and social contribution (see Note 13). The recognition of tax credits is based on the expectation of future profits and they will be substantially realized in up to ten years.

Income tax and social contribution payable are shown in current liabilities, and the tax on accelerated depreciation is recorded in long-term liabilities and will be substantially payable in up to 13 years.

Other assets and receivables – are shown at realizable amounts, including accrued income and monetary adjustments, when applicable.

(c) Permanent assets

These are stated at cost including price-level restatements up to December 31, 1995 based on official indices and considering the following aspects:

Investments in subsidiary and associated companies are recorded on the equity method, increased and reduced by goodwill and negative goodwill, respectively. The bases used to amortize goodwill and negative goodwill are described in Note 5.

Depreciation of property, plant and equipment is estimated on the straight-line basis as from the start-up of each unit and is recorded mainly as a charge to cost of production. Depreciation rates take into consideration the expected useful lives of the assets.

(d) Current and long-term liabilities

Provision for contingencies – set up on a conservative basis to cover possible losses on certain tax challenges.

Actuarial liability of Caixa dos Empregados da Usiminas – calculated by and under the responsibility of independent actuaries contracted by Caixa and represents the liability for benefits granted and to be granted to members and their beneficiaries (Note 11).

Other liabilities – stated at their known or estimated amounts including accrued charges, monetary and exchange variations on a daily pro rata basis, when applicable.

(e) Foreign currency operation

Assets and liabilities arising from foreign currency operations (mainly U.S. dollars) are converted into the local currency (R$) at the prevailing exchange rate at the quarter end date: US$ 1.00 = R$ 2.8720 (3/31/2003: US$ 1.00 = R$ 3.3531).

3 AVAILABLE FUNDS

	6/30/2003	3/31/2003
Cash and banks	53,.609	40,085
Financial investments	234,452	299,820
	288,061	339,905

Financial investments mainly refer to Bank Deposit Certificates and fixed income funds remunerated at rates which vary between 100.0% and 102.0% of CDI, and financial investments abroad which are remunerated at the average rate of 3.86% per annum, in addition to U.S. dollar exchange rate variations.

4 TRADE ACCOUNTS RECEIVABLE

	6/30/2003	3/31/2003
Local customers	631,410	614,135
Foreign customers	154,837	179,259
Allowance for doubtful accounts	(25,852)	(25,852)
	760,395	767,542

5 INVESTMENTS IN SUBSIDIARY COMPANIES

a) The change for the quarter ended June 30, 2003 may be summarized as follows:

	March 31, 2003	Additions	Equity in the results	Realization negative goodwill	June 30, 2003
Companhia Siderúrgica Paulista	1,086,723		177,382		1,264,105
Usiminas Mecânica S.A. (1)	331,283		730	919	332,932
Usiminas International Ltd	134,192		(15,022)		119,170
Usiminas Importação e Exportação S.A.	6,887		211		7,098
Siderholding Participações Ltda	41,786	1,489	1,850		45,125
RNcentro Participações Ltda	29,614		4,841		34,455
Usiparts S.A. – Sistemas Automotivos	13,408		1,140		14,548
Other	25,890		2,053		27,943
Total	1,669,783	1,489	173,185	919	1,845,376

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 – NOTES TO THE QUARTERLY INFORMATION

(1) Net of negative goodwill of R$ 15,003 (R$ 15,922 at March 31, 2003), related to the valuation of fixed assets. This negative goodwill has been amortized in proportion to the realization of these assets.

b) On June 30, 2003, the subsidiary Unigal Ltda. had a negative net equity of R$ 131,298 (R$ 157,332 at March 31, 2003). The Company recorded a provision for losses – unsecured liabilities in proportion to its holding interest, in the account provisions - unsecured long-term liabilities, with a contra-entry in the account provision for losses – unsecured liabilities, recorded in the statement of income for the quarter.

c) The subsidiary company Companhia Siderúrgica Paulista – COSIPA did not comply with certain contractual provisions related to loans and financings (financial indices of the covenants) as at June 30, 2003, March 31, 2003 and December 31, 2002.

The Company and these subsidiaries communicated this situation to the creditors and requested a waiver related to these conditions, which was accepted by the creditors. As a consequence, the Company continues to record these liabilities as long-term liabilities.

The non-compliance with these conditions could cause the anticipation of the maturity of long-term liabilities payable to local and foreign creditors with the subsidiary Companhia Siderúrgica Paulista – COSIPA and with the Companhia, in the amounts of R$ 850,610 and R$ 404,840, respectively, at June 30, 2003 (March 31, 2003 - R$ 972,899 and R$ 522,442).

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 – NOTES TO THE QUARTERLY INFORMATION

6 PROPERTY, PLANT AND EQUIPMENT

				6/30/2003	3/31/2003
	Annual depreciation rate %	Cost	Accumulated depreciation	Net	Net
IN USE – STEEL MILL					
• Metallurgical units	5	2,261,391	(1,141,115)	1,120,276	1,140,276
• Rolling units	5	2,533,338	(1,038,953)	1,494,385	1,517,283
• Galvanizing units	3	338,232	(98,813)	239,419	242,320
• Supporting units	5	700,226	(527,532)	172,694	176,824
• Refining units	5	51,534	(11,174)	40,360	41,007
Transport system and vehicles	5	133,601	(99,154)	34,447	35,216
Administrative assets	10	275,523	(166,627)	108,896	111,699
Sea terminal	3	285,155	(106,697)	178,458	180,517
Other		75	(70)	5	7
Depreciable assets		6,579,075	(3,190,135)	3,388,940	3,445,149
Land		40,653		40,653	40,653
TOTAL IN USE		6,619,728	(3,190,135)	3,429,593	3,485,802
Negative goodwill on purchase of investments					
IN CONSTRUCTION – STEEL MILL					
• Metallurgical units		121,931		121,931	95,564
• Rolling units		40,490		40,490	39,858
• Supporting units		20,591		20,591	13,582
Advances to suppliers		3,523		3,523	3,207
Advances to suppliers – related companies		750		750	750
Other		4,541		4,541	895
TOTAL IN CONSTRUCTION		191,826		191,826	153,856
		6,811,554	(3,190,135)	3,621,419	3,639,658

a) Depreciation for the quarter ended June 30, 2003 of R$ 60,735 (quarter ended June 30, 2002 - R$ 65,286) was substantially recorded as a charge to cost of production.

b) In construction – relate to production optimization and environmental protection projects which will be substantially concluded by December 2003.

7 LOANS AND FINANCING

		6/30/2003		3/31/2003	
		Current	Long-term	Current	Long-term
a)	Local				
	US$	142,702	274,511	159,896	320,496
	Reference Unit (UR)	10,403	7,416	10,223	8,159
	General Market Price Index (IGPM)	86,326	327,341	80,007	328,216
	Long-term Interest Rate (TJLP)	78,115	79,601	100,424	85,752
	R$	2,756	8,815	2,646	9,119
	Basket of currencies	23,235		38,737	
		343,537	697,684	391,933	751,742
b)	Foreign				
	US$	693,715	549,830	925,724	703,026
	EURO	4,866	23,500	5,630	27,706
	FRF			1,225	
		698,581	573,330	932,579	730,732
	Total	1,042,118	1,271,014	1,324,512	1,482,474

During the quarter ended June 30, 2003, loans and financing of R$ 301 million were contracted, of which R$ 47 million are local and R$ 254 million foreign. These resources are basically used for working capital.

Financing in local currency are subject to monetary restatement and financial charges at an average rate of 7.48% per annum and those in foreign currency at an average rate of 4.38% per annum plus exchange variations. These operations are compatible with market conditions for similar risk and terms.

Loans and financing are guaranteed mainly by property, plant and equipment items valued at R$ 2,699,933.

Long-term installments fall due as follows:

	6/30/2003	3/31/2003
2004	132,547	215,050
2005	263,521	285,726
2006	421,329	469,972
2007	221,812	242,139
2008	115,122	133,683
2009	87,963	102,373
2010	28,720	33,531
	1,271,014	1,482,474

8 DEBENTURES

Issue on October 31, 1998 – a public offer of 10,000 single issue, sole series, nominative, subordinated debentures non-convertible into shares, in the amount of R$ 400,000, falling due on October 31, 2006, and remunerated at 115% of the CDI, fully subscribed by the market. On June 30, 2002, 4,015 debentures were redeemed for R$ 160,600. On July 2, 2002, 750 debentures were sold for R$ 30,000.

Issue on February 15, 2000 – a private offer of 730 debentures, in the amount of R$ 73,000, in a sole series, with real guarantee and convertible into shares, falling due on February 15, 2005, and remunerated by the TJLP plus 4% per annum, fully subscribed by BNDES.

Issue on November 20, 2000 – a public offer of 10,000 single issue, sole series, with real guarantee, subordinated debentures non-convertible into shares, in the amount of R$ 100,000, falling due on November 20, 2003, and remunerated at 104% of the CDI, fully subscribed by the market.

9 TAXES PAYABLE IN INSTALLMENTS

	6/30/2003		3/31/2003	
	Current	Long-term	Current	Long-term
National Institute of Social Security (INSS)	20,534	91,184	19,907	94,840
National Treasury	6,217	4,663	6,217	4,663
Income Tax (IR)	58		58	
	26,809	95,847	26,182	99,503

The installments are subject to 1% interest per month, falling due over periods from 60 to 240 months. The amounts payable related to INSS and National Treasury are guaranteed by fixed assets of Companhia Siderúrgica Paulista – COSIPA valued at R$ 335,884. The Company has paid all installments on time.

Long-term installments fall due as follows:

	6/30/2003	3/31/2003
2004	12,453	16,915
2005	14,639	14,290
2006	12,760	12,520
2007	9,018	9,098
2008	8,948	9,035
2009	8,948	9,035
2010	8,948	9,035
2011	8,948	9,035
2012	8,948	9,035
2013	2,237	1,505
	95,847	99,503

10 PROVISION FOR CONTINGENT LIABILITIES

Management, based on the opinion of its legal advisors, reviews the contingencies, mainly of tax nature, and evaluates the possibility of losses, adjusting the provision as required.

Contingencies are supported by judicial deposits recorded in long-term receivables amounting to R$ 123,969 (March 31, 2003 - R$ 123,030).

The Company has several civil, fiscal, tax, environmental and labor contingencies in progress. The contingencies, where a successful outcome is possible, amount to approximately R$ 14,976 at June 30, 2003 (March 31, 2003 – R$ 14,168) for which the Company has not recorded any provision. Management, based on the opinion of its legal advisors, does not expect losses on the outcome of these contingencies.

11 ACTUARIAL LIABILITIES

On August 28, 1972, the Company formed Caixa dos Empregados da Usiminas, a non-profit civil entity classified as a private supplementary pension fund. The main objective, as per applicable legislation, is to manage and execute the benefit plans of pension nature.

Together with the other sponsors of Caixa dos Empregados da Usiminas, the Company has been making monthly extraordinary contributions to cover the insufficiency of technical reserves determined at the end of 1994. An amortization plan was approved by the Supplementary Retirement Income Secretariat of the Ministry of Social Security for payment over 35 years. As from January 2002, based on the debt balance of the unamortized reserve calculated in December 2001, amortization has been made in monthly equal installments, over the term of 19 years, with interest of 6% per annum, restated monthly by the IGP-M. Payments during the six-month period ended June 30, 2003 amounted to R$ 35,419 (six-month period ended June 30, 2002 – R$ 27,124). According to the regulations of Benefit Plan 1, approved on November 11, 1996, as from that date any insufficiencies of reserves will be covered in equal parts by the sponsor companies and members, active or retired, based on conditions and criteria actuarially established to be approved by the appropriate authority.

On August 1, 1998, the new benefit plan administered by Caixa dos Empregados da Usiminas (USIPREV) became effective. Following the trend of supplementary pension systems, this new plan is based on a modern concept offering greater security to sponsors and members. The entity now administers two benefit plans: the former established on August 28, 1972, characterized as a defined benefit plan, and USIPREV, characterized as a defined contribution plan for programmed benefits and as a defined benefit for risk benefits. Although directed at new employees, USIPREV permitted the migration of members from the old plan. At the end of its launching campaign on July 31, 1998, 10,651 members had joined the new plan, 80.45% of the total. At June 30, 2003, USIPREV has 12,670 members.

Company contributions during the six-month period ended June 30, 2003 amounted to R$ 4,193 (six-month period ended June 30, 2002 - R$ 3,807) and were charged to results of operations, mainly in cost of sales and services.

The technical reserves of Caixa (actuarial liability) are calculated by and are the responsibility of an independent actuary contracted by Caixa and represent the obligation assumed for benefits granted and to be granted to members and their beneficiaries.

To comply with CVM Deliberation 371/00, the Company recorded the adjustment to the actuarial liability arising from the benefits to which the employees will be entitled after their length of service. The actuarial study, made by an independent actuary as of December 31, 2002, indicated a liability of R$ 938,710.

The reconciliation of the liabilities recorded in the balance sheet is as follows:

Present value of the actuarial liability	(1,710,592)
Fair value of assets	767,429
Unrecognized net (gains) losses	4,453
Cost of current service, net, at December 31, 2002	(938,710)
Provision, net of amortization	(16,611)
Cost of current service, net, at June 30, 2003	(955,321)

The amounts to be recorded in the 2003 statement of income are shown as follows:

Cost of current service, gross	1,637
Cost of interest	203,436
Expected earnings for the plan assets	(99,297)
Employees' contribution	(1,716)
Total	104,060
Expense recorded in the six-month period ended June 30, 2003	(52,030)
Expense to record	52,030

At December 31, 2002, the main actuarial hypotheses were:

<u>Actuarial method:</u>	
Discount rate	12.35% p.a.
Expected return rate of the assets	13.40% p.a.
Future salary increases	7.10% p.a.
Social security benefit increases	5.0% p.a.
Inflation	5.0% p.a.
Capacity factor	
. Salaries	97%
. Benefits	97%

Demographic factor:

Death table	GAM-71
Death rate of disabled employee	RRB 1944
Disability entry table	RRB 1944 (increased 2 times)
Turnover table	Benefit plan 1: Towers experience USIPREV: Towers experience (increased 2.0 times)
Sickness table	Towers standard (increased 2.5 times)
Age of retirement	First age reached for retirement eligibility
Information on children	Experience of similar companies, combined with data provided by Usiminas
Information on the spouses of current and future retired employees	95% of married participants have a maximum of 4-year age difference with their spouses
INSS benefit	Considers the amendments to Law 9676/99 (social security factor)
Age of registry in INSS	Informed by Usiminas

12 STOCKHOLDERS' EQUITY

Changes in the quarter ended June 30, 2003 are summarized as follows:

	Paid-up capital	Capital reserves	Retained earnings	Total
At March 31, 2003	1,221,000	1,831,542	362,076	3,414,618
Net income for the quarter			473,381	473,381
At June 30, 2003	1,221,000	1,831,542	835,457	3,887,999

There were no changes in stockholders' rights during the quarter.

(a) Capital

Capital comprises 225,285,820 shares with no nominal value, of which 112,280,152 are common, 112,006,344 class A preferred and 999,324 class B preferred. Common shares are entitled to vote at stockholders' meetings. Preferred shares have (i) priority to the return of capital, without premium, were the company to be liquidated, (ii) the same rights as the common shares to participate in any bonuses approved at stockholders' meetings and (iii) the right to vote at meetings if the preferred dividends are not paid for three consecutive years. All stockholders are entitled to a minimum dividend of 25% of net income for each year, in accordance with Brazilian corporate legislation.

(b) Reserves

- Premium on share subscriptions – set up in the merger process in conformity with Article 14, sole paragraph, of Law 6404/76. This reserve may be used to absorb losses which exceed the retained earnings and revenue reserves, redeem, reimburse or purchase shares, redeem founders shares, increase capital and the payment of dividends on preferred shares, when this advantage is entitled to them (Article 200 of Law 6404/76).

- Treasury stock – at June 30, 2003, the Company held in treasury 561,482 common, 9,297,350 class A preferred and 331,576 class B preferred shares, of which 200,400 common and 9,297,350 class A preferred shares were acquired during 1997 and 1998, and 361,082 common and 331,576 class B preferred shares related to the holding in the merging company. With the merger process, these shares were maintained in treasury in order to preserve the share structure of the company.

- Tax incentives – correspond to the reduction up to 1996 of 95% of excise tax (IPI) paid (Law 7554/86).

13 INCOME TAX AND SOCIAL CONTRIBUTION

a) Deferred income tax and social contribution

	6/30/2003	3/31/2003
Income tax		
Tax losses	511,793	530,815
Temporary provisions	283,364	284,536
Contingent taxes	16,411	43,678
	811,568	859,029
Social contribution		
Negative calculation basis	161,163	168,891
Temporary provisions	92,670	95,568
	253,833	264,459
Total	**1,065,401**	**1,123,488**
(-) Portion of current assets	(57,361)	(86,161)
Long-term portion	**1,008,040**	**1,037,327**
Income tax:		
Incentivated depreciation	52,577	53,950
Long-term liabilities	**52,577**	**53,950**

According to CVM Resolution 273/98 and CVM Instruction 371/02, the Company prepared a study on the expectation of future taxable income discounted to present value at the rate of 11.3%, based on budgets and the business plan, reviewed by the statutory audit committee and the Administrative Council. The projection for the realization of the deferred tax asset is summarized as follows:

	6/30/2003	3/31/2003
2004	58,573	87,859
2005	136,473	136,473
2006	142,703	142,703
2007	146,445	146,445
2008 to 2010	356,012	356,012
2011 and 2012	167,834	167,835
	1,008,040	1,037,327

b) **Income tax and social contribution recognized in results of operations**

	6/30/2003		6/30/2002	
	Income tax	Social contribution	Income tax	Social contribution
Profit (loss) before income tax and social contribution, net of interest on own capital and after employees profit sharing	1,045,931	1,045,931	(265,806)	(265,806)
Additions (exclusions)	(441,774)	(381,020)	303,895	307,252
Calculation basis before offset of losses	604,157	664,911	38,089	41,446
Offset of tax losses and negative basis	(181,247)	(199,474)	(11,427)	(12,434)
Calculation basis	422,910	465,437	26,662	29,012
Estimated income tax and social contribution	(105,715)	(41,889)	(6,654)	(2,611)
Tax incentive	4,109		196	
Income tax and social contribution	(101,606)	(41,889)	(6,458)	(2,611)
Deferred income tax/social contribution on temporary additions	(46,967)	(20,012)	10,744	3,918
Total income tax and social contribution (expense) income	(148,573)	(61,901)	4,286	1,307

The income tax rate is 25% and the social contribution rate is 9%.

14 BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The main balances and transactions may be summarized as follows:

	Assets			
	Current		Long-term	
	6/30/2003	3/31/2003	6/30/2003	3/31/2003
USIMINAS MECÂNICA S.A.	22,680	25,503	525	
CIA. VALE DO RIO DOCE	450	102		
USIPARTS S.A. - SISTEMAS AUTOMOTIVOS	24,774	24,077		
CIA. SIDERÚRGICA PAULISTA - COSIPA	43,169	38,048	9,598	10,519
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	21,131	47,647		
RIO NEGRO COM. IND. AÇO S.A.	71,846	55,834		
MRS LOGÍSTICA S.A.		172		
USIMINAS INTERNATIONAL LTD			235,500	217,342
SIDERHOLDING PARTICIPAÇÕES LTDA.	1,460		351	305
USIFAST - LOGÍSTICA INDUSTRIAL S.A.	6	5		
USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA.	31	3		
UNIGAL LTDA.	48	39		
TOTAL	185,595	191,430	245,974	228,166

	Liabilities			
	Current		Long-term	
	6/30/2003	3/31/2003	6/30/2003	3/31/2003
USIMINAS MECÂNICA S.A.	103,207	98,721		
NIPPON USIMINAS CO LTD (*)	61,373	67,255	344,640	402,372
CIA. VALE DO RIO DOCE	3,999	7,854		
USIPARTS S.A. - SISTEMAS AUTOMOTIVOS	142	141		
CIA. SIDERÚRGICA PAULISTA - COSIPA	21,593	21,294		
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	4,404	9,700		
RIO NEGRO COM. IND. AÇO S.A.	1,127	1,137		
MRS LOGÍSTICA S.A.		299		
USIMINAS INTERNATIONAL LTD (**)	963	8,221	157,960	184,420
USIFAST - LOGÍSTICA INDUSTRIAL S.A.	3,056	3,078		
USIMPEX INDUSTRIAL S.A.		72		
USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA.	410	303		
UNIGAL LTDA.	23,862	21,875		
TOTAL	224,136	239,950	502,600	586,792

(*) Loans and financing, in U.S. dollars, with charges of 3.65% per year.
(**)Loans and financing, in U.S. dollars, with charges of 3.72% per year.

	Sales		Purchases	
	Six-month period ended		Six-month period ended	
	6/30/2003	6/30/2002	6/30/2003	6/30/2002
USIMINAS MECÂNICA S.A.	75,330	39,394	27,371	18,912
CIA. VALE DO RIO DOCE	547	1,074	203,171	155,618
USIPARTS S.A. – SISTEMAS AUTOMOTIVOS	17,459	8,097	825	
CIA. SIDERÚRGICA PAULISTA - COSIPA	9,828	19,565	191	2,637
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	110,847	75,489	10	13
RIO NEGRO COM. IND. AÇO S.A.	146,764	72,359	7,827	6,573
MRS LOGÍSTICA S.A.	922	469	26,069	18,974
USIFAST - LOGÍSTICA INDUSTRIAL S.A.	58	178	24,823	24,199
USIMPEX INDUSTRIAL S.A.			180	162
USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA.	1	1	1,821	2,193
UNIGAL LTDA.	65	562	127,542	48,237
TOTAL	361,821	217,188	419,830	277,518

	Revenues		Expenses	
	Six-month period ended		Six-month period ended	
	6/30/2003	6/30/2002	6/30/2003	6/30/2002
USIMINAS MECÂNICA S.A.			8,620	8,402
USIPARTS S.A. – SISTEMAS AUTOMOTIVOS		497		
USIMINAS INTERNATIONAL LTD	(43,274)	35,580	3,966	3,844
USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA.	2	39		
TOTAL	(43,272)	36,116	12,586	12,246

Transactions with related companies are carried out at conditions compatible with the market, considering prices, terms and financial charges. Any differences in the balances and operations above and those that may be disclosed by the related parties mainly refer to operations in process, which are normal and considered irrelevant to the financial statements taken as a whole.

15 FINANCIAL INSTRUMENTS

The Company's financial instruments are recorded in asset and liability accounts at June 30 and March 31, 2003. Management of those instruments is made through operational strategies aiming at liquidity, profitability and safety. The control policy consists of the permanent follow-up of the contracted rates versus those in effect in the market.

(a) Credit risk

The sales policy of the Company is subject to the credit procedures determined by management, which aims at minimizing any problems arising from delinquent customers. This objective is met through the selection of customers in accordance with their payment capacity and diversification of accounts receivable (risk spread). The Company also has a provision for doubtful accounts of R$ 25,852 (R$ 25,852 at March 31, 2003) representing 4.09% of the outstanding accounts receivable (4.21% at March 31, 2003) from local customers to face credit risks.

(b) Exchange rate risk

As the Company has significant liabilities in foreign currency, mainly in U.S. dollars, results could be strongly affected by exchange variations.

As a preventive measure and to reduce the effects of exchange variations, management adopted a policy for the maintenance of assets subject to foreign exchange fluctuations, as shown below:

	In thousands of U.S. dollars	
	6/30/2003	3/31/2003
A) Loans/financing in foreign currency	596,226	650,872
B) Foreign suppliers	17,573	25,691
C) Assets in U.S. dollars	204,172	202,176
D) Swap operations	247,077	258,652
E) Net exposure (A+B-C-D)	162,550	215,735

The net exposure in U.S. dollars at June 30, 2003 shown above should be analyzed in conjunction with the net balance of exports and imports to be realized in 2003, as forecast below (not reviewed by independent accountants):

	In thousands of U.S. dollars
A) Export	295,000
B) Import	167,000
Net balance (A-B)	128,000

The swap operations may be summarized as follows:

	6/30/2003	3/31/2003
Amount – US$ thousand	247,077	258,652
Current assets recorded in Financial instruments	9,889	69,632
Long-term assets recorded in Financial instruments		87,355
Current liabilities recorded in Financial Instruments	12,445	
Long-term liabilities recorded in Financial Instruments	18,564	

	Six-month period ended 6/30/2003	Six-month period ended 6/30/2002
Net income (expenses) recorded in Financial (Expenses) income, net	(253,983)	147,839

At June 30, 2003, if the operations mentioned above were realized at current market conditions, they would result in an asset balance of R$ 27,428.

At present, the Company does not intend to settle these operations before their maturity.

The market amounts for the other financial assets and liabilities are not significantly different from their book values, as they were contracted and recorded at market rates and conditions for operations of similar nature, risk and term.

(c) Price risk

Since exports are equivalent to 20% of sales expected for 2003, the future volatility of foreign exchange rates represents, in fact, a price risk that may impair the expected results. This risk is mostly counterbalanced by the significant volume of imports expected for the same year, as shown above.

(d) Interest rate risk

Interest rates contracted for short and long-term loans and financing and debentures may be shown as follows:

Loans and financing:	6/30/2003	%	3/31/2003	%
Prefixed	657,706	24	704,194	22
TJLP	175,535	6	204,558	6
Libor	1,479,891	53	1,898,234	58
Subtotal	2,313,132	83	2,806,986	86
Debentures:				
TJLP	61,008	2	58,700	2
CDI	408,915	15	395,432	12
Subtotal	469,923	17	454,132	14
Total	2,783,055	100	3,261,118	100

16 INSURANCE COVERAGE

Insurance policies taken out by Usiminas provide cover which management considers to be sufficient.

For buildings, goods and raw materials, equipment, machinery, furniture, objects, fixtures and installations that form part of the insured establishments and related facilities of Usiminas, Usiminas Mecânica, Cosipa, Unigal, Usiroll, Usiparts and Usimplex Industrial, with value at risk of US$ 12,323,000 thousand, there is an All Risks policy with a maximum indemnity of US$ 800,000 thousand per claim. The deductible amount is US$ 5,000 thousand for material damages and the coverage for loss of profits has a deductible term of fourteen days (waiting period), plus US$ 5,000 thousand.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

05.01 – COMMENTS ON COMPANY PERFORMANCE

USIMINAS recorded in the first six-month period of 2003 a net income of R$ 835.5 million, compared to a loss of R$ 260.2 million for the same six-month period of 2002. Consolidated net income reached R$ 824.1 million in current six-month period against a loss of R$ 259.2 million for the first six-month period of 2002, a result of good operating performance, in addition to the appreciation of the Real, which favored the financial result.

Gross profit at the parent company was R$ 959.2 million in the first six-month period of 2003, resulting in a margin of 39.6%, 10.4 percentage points greater compared to the same period of 2002, reflecting the net revenue growth which benefited from the mix improvement, from the recovery of international prices and a favorable foreign exchange for exports. Consolidated gross profit of R$ 1,637.0 million was 120.6% greater compared to the first six-month period of 2002, benefiting from the same reasons mentioned for the subsidiary companies, especially at Cosipa.

EBITDA grew 94.3% for the parent company, totaling R$ 963.2 million, reflecting the recovery of sale margins and the cutting of operating costs. Consolidated EBITDA was R$ 1,649.3 million with a 109% growth, always compared to a year earlier.

Financial expenses are positively affected by the U.S. dollar foreign exchange rate decrease, which in the first six-month period was 18.7%, and reached a result, net of financial income, of R$ 123.0 million in the parent company and R$ 110.6 million in consolidated in the current six-month period, against R$ 373.7 million and R$ 1,121.6 respectively in the same 2002 period.

PRODUCTION

The Company's production of molten steel at the six-month period ended June 30, 2003 was 2,335.3 thousand tons, 2.5% higher than the same period in the prior year. The production consolidated with Cosipa reached the volume of 4,381.2 thousand tons, 7.6% greater compared to the same period in 2002.

Production summary:

				In thousands of tons
				Usiminas
	Apr/Jun/2003	Jan/Jun/2003	Apr/Jun/2002	Jan/Jun/2002
Molten steel	1,183.7	2,335.3	1,171.5	2,278.6
Laminated steel	1,043.6	2,066.8	1,035.5	2,072.0

				In thousands of tons
			Consolidated Usiminas/Cosipa	
	Apr/Jun/2003	Jan/Jun/2003	Apr/Jun/2002	Jan/Jun/2002
Molten steel	2,253.4	4,381.2	2,146.7	4,070.7
Laminated steel	2,015.7	3,898.7	1,878.1	3,660.6

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

05.01 – COMMENTS ON COMPANY PERFORMANCE

SALES

Gross sales of the parent company for the six-month period ended June 30, 2003 amounted to R$ 3,139.5 million, 55.6% greater if compared to the same period in the previous year. Consolidated gross sales reached R$ 5,472.5 million in the current period, 57% greater compared to 2002, which amounted to R$ 3,480.9 million.

Sales volume in the current period was 2,024 thousand tons of laminated steel. During the same period in 2002 the sales volume was 2,047 thousand tons, representing a 1.12% decrease.

In the six-month period ended June 30, 2003, 82% of the total volume was sold in the domestic market and 18% in foreign markets. During the same period in 2002, 79% was destined for the local market and 21% for foreign markets.

Sales volume may be summarized as follows:

				In thousands tons
				Usiminas
	Apr/Jun/2003	Jan/Jun/2003	Apr/Jun/2002	Jan/Jun/2002
Market				
• Local	847	1,666	805	1,615
• Foreign	157	358	213	432
Total	1,004	2,024	1,018	2,047

				In thousands tons
			Consolidated Usiminas/Cosipa	
	Apr/Jun/2003	Jan/Jun/2003	Apr/Jun/2002	Jan/Jun/2002
Market				
• Local	1,431	2,798	1,306	2,660
• Foreign	508	971	584	966
Total	1,939	3,769	1,890	3,626

The average invoicing period was 26 days and of collection, 29 days in June 2003, compared to 26 and 29 days in March 2003, respectively.

PERSONNEL

The number of employees was as follows:

	6/30/2003	3/31/2003	6/30/2002
Plant	7,347	7,327	7,423
Head Office/offices	610	601	609
Total	7,957	7,928	8,032

INVESTMENTS

During the six-month period ended June 30, 2003, total investments reached R$ 90.1 million, basically for major repairs.

(A free translation of the original in Portuguese) **Unaudited**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) **Corporate Legislation**
QUARTERLY INFORMATION (ITR) **June 30, 2003**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.04 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2003	4 -3/31/2003
1	Total assets	14,859,240	15,138,878
1.01	Current assets	3,658,013	3,666,274
1.01.01	Available funds	570,529	631,923
1.01.02	Receivables	1,458,985	1,342,729
1.01.02.01	Trade accounts receivable	1,257,816	1,193,114
1.01.02.02	Taxes receivable	150,948	101,846
1.01.02.03	Notes receivable	50,221	47,769
1.01.03	Inventories	1,450,998	1,399,999
1.01.03.01	Finished products	328,427	283,421
1.01.03.02	Work in progress	262,420	254,289
1.01.03.03	Raw material	427,941	361,538
1.01.03.04	Supplies and spare parts	271,524	264,273
1.01.03.05	Ongoing imports	43,928	144,541
1.01.03.06	Other	116,758	91,937
1.01.04	Other	177,501	291,623
1.01.04.01	Advances for supply and services	79,434	82,676
1.01.04.02	Receivables from related companies	0	0
1.01.04.03	Prepaid expenses	30,300	49,288
1.01.04.04	Financial instruments	10,406	73,498
1.01.04.05	Deferred income tax and social contribution	57,361	86,161
1.02	Long-term receivables	1,835,669	2,069,461
1.02.01	Sundry receivables	74,612	30,836
1.02.01.01	Debtor current accounts	62,750	18,967
1.02.01.02	Real estate debtors	11,862	11,869
1.02.02	Related companies	75,006	24,396
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	0	0
1.02.02.03	Other related companies	75,006	24,396
1.02.03	Other	1,686,051	2,014,229
1.02.03.01	Deferred income tax and social contribution	1,357,904	1,425,788
1.02.03.02	Shares of other companies	12,591	11,494
1.02.03.03	Deposits at law	202,766	186,516
1.02.03.04	Real estate for sale	45,757	45,519
1.02.03.05	Financial instruments	0	200,153
1.02.03.06	Other	67,033	144,759
1.03	Permanent assets	9,365,558	9,403,143
1.03.01	Investments	66,884	63,404
1.03.01.01	Associated companies	0	3,115

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2003

01.04 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2003	4 -3/31/2003
1.03.01.02	Subsidiary companies	19,770	13,144
1.03.01.03	Other investments	47,114	47,145
1.03.02	Property, plant and equipment	9,222,219	9,266,315
1.03.02.01	In use	12,544,609	12,515,050
1.03.02.02	Depreciation	(4,094,981)	(3,973,508)
1.03.02.03	Construction in progress	772,591	724,773
1.03.03	Deferred charges	76,455	73,424

01.05 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2003	4 - 3/31/2003
2	Total liabilities	14,859,240	15,138,878
2.01	Current liabilities	4,338,811	4,839,236
2.01.01	Loans and financing	2,852,663	3,458,700
2.01.02	Debentures	159,695	144,467
2.01.03	Suppliers	736,437	731,751
2.01.04	Taxes, charges and contributions	354,253	220,331
2.01.04.01	Taxes payable	101,908	65,273
2.01.04.02	Salaries and social security contributions	51,939	33,465
2.01.04.03	Income tax and social contribution	200,406	121,593
2.01.05	Dividends payable	335	1,099
2.01.06	Provisions	51,859	74,229
2.01.06.01	Labor liabilities	51,859	74,229
2.01.07	Payables to related companies	11,279	19,124
2.01.08	Other	172,290	189,535
2.01.08.01	Accounts payable	81,128	93,021
2.01.08.02	Other	3,305	33,092
2.01.08.03	Taxes payable in installments	28,310	27,622
2.01.08.04	Financial instruments	59,547	35,800
2.02	Long-term liabilities	6,547,477	6,810,119
2.02.01	Loans and financing	3,759,955	4,218,787
2.02.02	Debentures	310,228	309,665
2.02.03	Provisions	1,654,637	1,646,155
2.02.03.01	Contingent liabilities	642,408	642,040
2.02.03.02	Actuarial liability	1,012,229	1,004,115
2.02.04	Payables to related companies	0	0
2.02.05	Other	822,657	635,512
2.02.05.01	Deferred income tax	52,714	54,092
2.02.05.02	Taxes payable in installments	99,118	103,010
2.02.05.03	Accounts payable to FEMCO	431,540	406,935
2.02.05.04	Financial instruments	174,269	4,838
2.02.05.05	Other	65,016	66,637
2.03	Deferred income	0	0
2.04	Minority interest	115,389	99,915
2.05	Stockholders' equity	3,857,563	3,389,608
2.05.01	Paid-up capital	1,221,000	1,221,000
2.05.01.01	Common shares	608,534	608,534
2.05.01.02	Preferred shares	612,466	612,466
2.05.02	Capital reserves	1,831,542	1,831,542
2.05.02.01	Share premium	1,863,629	1,863,629
2.05.02.02	Treasury stock	(181,611)	(181,611)

01.05 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2003	4 - 3/31/2003
2.05.02.03	IPI Fiscal Incentive- Law 7554/86	149,524	149,524
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.04.07.01	For investments and working capital	0	0
2.05.05	Retained earnings	805,021	337,066

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2003

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 4/1/2003 to 6/30/2003	4 – 1/1/2003 to 06/30/2003	5 – 4/1/2002 to 6/30/2002	6 – 1/1/2002 to 6/30/2002
3.01	Gross sales and/or services	2,749,256	5,472,518	1,793,349	3,480,928
3.02	Deductions	(634,860)	(1,238,296)	(384,427)	(763,897)
3.03	Net sales and/or services	2,114,396	4,234,222	1,408,922	2,717,031
3.04	Cost of sales and/or services	(1,352,401)	(2,597,209)	(1,005,895)	(1,974,820)
3.05	Gross profit	761,995	1,637,013	403,027	742,211
3.06	Operating expenses/income	(70,521)	(358,268)	(917,124)	(1,138,137)
3.06.01	Selling	(38,833)	(74,237)	(31,217)	(57,034)
3.06.02	General and administrative	(58,329)	(104,566)	(47,725)	(88,416)
3.06.03	Financial	60,478	(110,587)	(932,473)	(1,121,588)
3.06.03.01	Financial income	(126,346)	(161,475)	186,053	176,393
3.06.03.02	Financial expenses	186,824	50,888	(1,118,526)	(1,297,981)
3.06.04	Other operating income	14,476	27,614	(34,408)	64,951
3.06.05	Other operating expenses	(50,734)	(99,304)	(35,909)	(75,630)
3.06.06	Equity in the results of subsidiary and associated companies	2,421	2,812	164,608	139,580
3.07	Operating profit (loss)	691,474	1,278,745	(514,097)	(395,926)
3.08	Non-operating results	(1,068)	(12,869)	(17,472)	(64,264)
3.08.01	Income	960	11,138	48,662	51,370
3.08.02	Expenses	(2,028)	(24,007)	(66,134)	(115,634)
3.09	Income (loss) before taxation and participations	690,406	1,265,876	(531,569)	(460,190)
3.10	Provision for income tax and social contribution	(185,754)	(352,311)	25,373	(12,525)
3.11	Deferred income tax	(21,189)	(61,014)	188,468	188,468
3.12	Statutory participations and contributions	(34)	(34)	0	(2,042)
3.12.01	Participations	(34)	(34)	0	(2,042)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(15,474)	(28,374)	27,636	27,115
3.15	Net income (loss) for the period	467,955	824,143	(290,092)	(259,174)
	Number of shares, except treasury (units)	215,095,412	215,095,412	215,095,412	215,095,412
	Net income per share	2.17557	3.83152		

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 4/1/2003 to 6/30/2003	4 – 1/1/2003 to 06/30/2003	5 – 4/1/2002 to 6/30/2002	6 – 1/1/2002 to 6/30/2002
	Loss per share			(1.34867)	(1.20493)

01.06 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE

Please refer to Item 05.01 – Comments on Company Performance

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - SUBSIDIARY/ASSOCIATED COMPANY'S REGISTERED NAME	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN THE CURRENT QUARTER (Units)		9 - NUMBER OF SHARES IN THE PRIOR QUARTER (Units)	
01	COMPANHIA SIDERÚRGICA PAULISTA - COSIPA	02.790.893/0001-41	LISTED SUBSIDIARY COMPANY	92.89	0.00
COMMERCIAL, INDUSTRIAL AND OTHER		3,721,922,600		3,721,922,600	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	01
2 – Issue number	Sole
3 – CVM Registration number	SRE 558/99
4 – CVM Registration date	6/18/1999
5 – Issue series	Sole
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	10/31/1998
9 – Maturity date	10/31/2006
10 – Type of debenture	Subordinated
11 – Remuneration condition	115% of CDI
12 – Premium/discount	-
13 – Face value (reais)	40,000.00
14 – Amount issued (reais thousand)	400,000
15 – Number of securities issued (unit)	10,000
16 - Outstanding (unit)	6,735
17 – In treasury (unit)	0
18 – Redeemed (unit)	3,265
19 - Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	02
2 – Issue number	2nd
3 – CVM Registration number	
4 – CVM Registration date	
5 – Issue series	Sole
6 – Type	Convertible
7 – Nature	Private
8 – Issuance date	2/15/2000
9 – Maturity date	2/15/2005
10 – Type of debenture	Real
11 – Remuneration condition	TJLP rate + 4% per annum
12 – Premium/discount	
13 – Face value (reais)	100,000.00
14 – Amount issued (reais thousand)	73,000
15 – Number of securities issued (unit)	730
16 - Outstanding (unit)	730
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 - Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	03
2 – Issue number	3rd
3 – CVM Registration number	CVM/SRE/DEB 2001/003
4 – CVM Registration date	2/5/2001
5 – Issue series	Sole
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	11/20/2000
9 – Maturity date	11/20/2003
10 – Type of debenture	Subordinated
11 – Remuneration condition	104% of CDI
12 – Premium/discount	
13 – Face value (reais)	10,000.00
14 – Amount issued (reais thousand)	100,000
15 – Number of securities issued (unit)	10,000
16 – Outstanding (unit)	10,000
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 – Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

16.01 – OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

PAYMENT OF INTEREST ON OWN CAPITAL – INTERIM DISTRIBUTION

The Administrative Council of USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS, in a meeting held on July 10, 2003, decided to pay the stockholders at July 11, 2003, under the terms of the by-laws and current legislation, Interest on Own Capital, related to the first six-month period of 2003, in the amount of R$ 0.3730 for each common share and R$ 0.4103 for each preferred share. The Withholding Income Tax of 15% will be deducted, respecting legal exceptions.

The payment was carried out on August 1, 2003.

The amounts now paid will be computed in the calculation of the mandatory minimum dividends for 2003.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

17.01 – REPORT ON THE SPECIAL REVIEW – WITHOUT EXCEPTION

August 8, 2003

To the Board of Directors and Stockholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS for the quarters and periods ended June 30 and March 31, 2003 and June 30, 2002. This quarterly information is the responsibility of Company management. The determination of the composition of the technical reserves of Caixa dos Empregados da USIMINAS which is the basis for the calculation of the actuarial liability was made by external actuarial consultants of Caixa, and our report, insofar as it relates to the calculation of this actuarial liability amounting to R$ 955,321 thousand at June 30, 2003 (R$ 947,207 thousand at March 31, 2003) and the effects on the results of the six-month period ended June 30, 2003 amounting to R$ 16,611 thousand is based exclusively on the reports of these consultants.

2 Our reviews were performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with the officials responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews and on the reports of the actuarial consultants referred to in paragraph 1, we are not aware of any material modification which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 As mentioned in Note 5 (c), its subsidiary company Companhia Siderúrgica Paulista – COSIPA has certain contractual conditions regarding loans and financing (covenants – financial indices) which could cause the advance of maturities related to local and foreign long-term liabilities amounting to R$ 404,840 thousand, R$ 522,442 thousand and R$ 690,645 thousand, at June 30 and March 31, 2003 and December 31, 2002, respectively. The Company and this subsidiary communicated this situation to the creditors, with the objective of assuring the compliance with financial conditions negotiated in the contracts, having been fully successful in their renegotiation. These creditors granted a waiver for certain restrictive clauses related to the base dates June 30 and March 31, 2003 and December 31, 2002. Accordingly, the Company continues to record these liabilities in long-term liabilities.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Partner
Contador CRC RS044214 "S" MG

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2003

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

Contents

(A free translation of the original in Portuguese)

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR) March 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 3269-1500
Fax (31) 3261-6950

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review of Quarterly Information

May 13, 2003

To the Board of Directors and Stockholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS for the quarters ended March 31, 2003 and 2002. This quarterly information is the responsibility of Company management. The determination of the composition of the technical reserves of Caixa dos Empregados da Usiminas which is the basis for the calculation of the actuarial liability was made by external actuarial consultants of Caixa, and our report, insofar as it relates to the calculation of this actuarial liability amounting to R$ 947,207 thousand at March 31, 2003 (R$ 938,710 thousand at December 31, 2002) and the effects on the results of the quarter ended March 31, 2003 amounting to R$ 8,497 thousand is based exclusively on the reports of these consultants.

2 Our reviews were performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with the officials responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews and on the reports of the actuarial consultants referred to in paragraph 1, we are not aware of any material modification which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The Quarterly Information (ITR) also presents information relating to the quarter ended December 31, 2002. We reviewed this information at the time it was prepared, in connection with our audit of the financial statements as of that date and on which we issued an unqualified opinion dated March 27, 2003.

PRICEWATERHOUSECOOPERS

May 13, 2003
Usinas Siderúrgicas de Minas Gerais - USIMINAS

5 As mentioned in Note 5 (c) to the financial statements, the Company and its subsidiaries Companhia Siderúrgica Paulista - COSIPA and Unigal Ltda. have certain contractual conditions regarding loans and financing (covenants – financial indices) which could cause the advance of maturities related to local and foreign long-term liabilities amounting to R$ 522,442 thousand and R$ 690,645 thousand, at March 31, 2003 and December 31, 2002, respectively. The Company and these subsidiaries communicated this situation to the creditors and requested a waiver related to this liability, which was accepted by the creditors. These creditors granted a waiver for certain restrictive clauses related to the base dates March 31, 2003 and December 31, 2002. For certain liabilities, the term to renegotiate these restrictive clauses was extended to May 15, 2003. Accordingly, the Company continues to record these liabilities in long-term liabilities.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Partner
Contador CRC RS044214 "S" MG

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION (ITR)

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation

March 31, 2003

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY JUDGEMENT OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05
4 – Registration Number – NIRE		
31300013600		

01.02 – HEAD OFFICE

1 – FULL ADDRESS			2 – SUBURB OR DISTRICT	
Rua Prof. José Vieira de Mendonça, 3011			Eng. Nogueira	
3 – POSTAL CODE	4 – MUNICIPALITY		5 – STATE	
31310-260	Belo Horizonte		MG	
6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
31	3499-8000			
11 – AREA CODE	12 – FAX	13 – FAX	14 – FAX	
31	3499-8475			
15 – E-MAIL				
usiminas@usiminas.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence with Company)

1 – NAME				
Paulo Penido Pinto Marques				
2 – FULL ADDRESS		3 – SUBURB OR DISTRICT		
Rua Prof. José Vieira de Mendonça, 3011		Eng. Nogueira		
4 – POSTAL CODE	5 – MUNICIPALITY			6 – STATE
31310-260	Belo Horizonte			MG
7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 - TELEPHONE	11 – TELEX
31	3499-8775			
12 – AREA CODE	13 – FAX	14 – FAX	15 - FAX	
31	3499-8475			
16 – E-MAIL				
ppenido@usiminas.com.br				

01.04 –GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2003	12/31/2003	1	1/1/2003	3/31/2003	4	10/1/2002	12/31/2002
9 – INDEPENDENT ACCOUNTANT						10 - CVM CODE	
PricewaterhouseCoopers Auditores Independentes						00287-9	
11 - RESPONSIBLE PROFESSIONAL					12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE RESPONSIBLE PROFESSIONAL		
Rogério Roberto Gollo					365.244.920-72		

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2003

01.01 IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

01.05 – CAPITAL COMPOSITION

Number of shares (Units)	Current Quarter 3/31/2003	Prior quarter 12/31/2002	Same quarter in prior year 3/31/2002
Paid-up capital			
1 – Common	112,280,152	112,280,152	112,280,152
2 – Preferred	113,005,668	113,005,668	113,005,668
3 – Total	225,285,820	225,285,820	225,285,820
Treasury Stock			
4 – Common	561,482	561,482	561,482
5 – Preferred	9,628,926	9,628,926	9,628,926
6 – Total	10,190,408	10,190,408	10,190,408

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY
Commercial, industrial and other

2 – SITUATION
Operating

3 – NATURE OF OWNERSHIP
Local-Private

4 – ACTIVITY CODE
1140200 – Steel works

5 – MAIN ACTIVITY
Flat-rolled products

6 – TYPE OF CONSOLIDATION
Full

7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Without Exceptions

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 – YIELD PER SHARE

1 – IDENTIFICATION

CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
32-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

9 – SUBSCRIBED CAPITAL AND ALTERATION IN THE CURRENT YEAR

ITEM	2 – DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (UNITS)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

0 – INVESTOR RELATIONS OFFICER

DATE	2 – SIGNATURE
/2003	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2003

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.01 - BALANCE SHEET - ASSETS (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 - 3/31/2003	4 –12/31/2002
1	Total assets	9,061,220	9,130,953
1.01	Current assets	2,119,823	2,103,290
1.01.01	Available funds	340,329	461,692
1.01.02	Receivables	840,549	826,401
1.01.02.01	Trade accounts receivable	767,542	762,438
1.01.02.02	Taxes recoverable	37,938	36,930
1.01.02.03	Notes receivable	35,069	27,033
1.01.03	Inventories	705,750	661,741
1.01.03.01	Finished products	178,400	166,333
1.01.03.02	Work in process	115,142	108,264
1.01.03.03	Raw materials	179,637	178,016
1.01.03.04	Supplies and maintenance materials	148,749	145,522
1.01.03.05	Imports in transit	70,590	49,392
1.01.03.06	Other	13,232	14,214
1.01.04	Other	233,195	153,456
1.01.04.01	Advances for supplies and services	49,462	14,204
1.01.04.02	Prepaid expenses	27,940	35,670
1.01.04.03	Financial instruments	69,632	103,582
1.01.04.04	Deferred income tax and social contribution	86,161	0
1.02	Long-term receivables	1,585,862	1,794,241
1.02.01	Sundry receivables	30,836	30,387
1.02.01.01	Real estate debtors	11,869	11,914
1.02.01.02	Current accounts	18,967	18,473
1.02.02	Related companies	228,166	239,510
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	228,166	239,510
1.02.02.03	Other related companies	0	0
1.02.03	Other	1,326,860	1,524,344
1.02.03.01	Deferred income tax	792,904	888,683
1.02.03.02	Deferred social contribution	244,423	273,846
1.02.03.03	Deposits at law	123,030	129,823
1.02.03.04	Shares and loans to Eletrobrás	11,494	13,587
1.02.03.05	Tax incentive deposits	4,801	4,801
1.02.03.06	Properties for sale	44,676	44,676
1.02.03.07	Financial instruments	87,355	155,062
1.02.03.08	Other	18,177	13,866
1.03	Permanent assets	5,355,535	5,233,422
1.03.01	Investments	1,715,877	1,577,183

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2003

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.01 - BALANCE SHEET - ASSETS (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 - 3/31/2003	4 –12/31/2002
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	1,669,783	1,531,065
1.03.01.02.01	Cia Siderúrgica Paulista - COSIPA	1,086,723	964,005
1.03.01.02.02	Usiminas Mecânica S.A.	331,283	331,514
1.03.01.02.03	Usiminas International Ltd.	134,192	135,909
1.03.01.02.04	Usiminas Importação e Exportação S.A.	6,887	6,476
1.03.01.02.05	Usiparts S.A. – Sistemas Automotivos	13,408	13,309
1.03.01.02.06	Siderholding Participações Ltda.	41,786	31,040
1.03.01.02.07	RNcentro Participações Ltda.	29,614	25,233
1.03.01.02.08	Other	25,890	23,579
1.03.01.03	Other investments	46,094	46,118
1.03.02	Property, plant and equipment	3,639,658	3,656,239
1.03.02.01	In use	6,615,313	6,571,807
1.03.02.02	Depreciation	(3,129,511)	(3,070,082)
1.03.02.03	Construction in progress	153,856	154,514
1.03.03	Deferred charges	0	0

(A free translation of the original in Portuguese) Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) Corporate Legislation
QUARTERLY INFORMATION (ITR) March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.02 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2003	4 - 12/31/2002
2	Total liabilities	9,061,220	9,130,953
2.01	Current liabilities	2,110,033	2,277,864
2.01.01	Loans and financing	1,324,512	1,489,552
2.01.02	Debentures	144,467	133,855
2.01.03	Suppliers	261,272	243,143
2.01.04	Taxes, charges and contributions	87,320	72,380
2.01.04.01	Taxes payable	30,211	35,276
2.01.04.02	Social contribution payable	18,972	22,750
2.01.04.03	Income tax and social contribution	38,137	14,354
2.01.05	Dividends payable	328	331
2.01.06	Provisions	36,652	34,882
2.01.06.01	Labor liabilities	36,652	34,882
2.01.07	Payable to related companies	164,474	207,842
2.01.08	Other	91,008	95,879
2.01.08.01	Accounts payable	64,826	70,438
2.01.08.02	Taxes payable in installments	26,182	25,441
2.02	Long-term liabilities	3,536,569	3,800,547
2.02.01	Loans and financing	1,482,474	1,739,963
2.02.02	Debentures	309,665	326,264
2.02.03	Provisions	1,533,310	1,518,296
2.02.03.01	Contingent liabilities	436,007	416,972
2.02.03.02	Actuarial liability	947,207	938,710
2.02.03.03	Unsecured liabilities	150,096	162,614
2.02.04	Payable to related companies	0	0
2.02.05	Other	211,120	216,024
2.02.05.01	Deferred income tax	53,950	55,322
2.02.05.02	Current accounts	57,667	58,456
2.02.05.03	Taxes payable in installments	99,503	102,246
2.03	Deferred income	0	0
2.05	Stockholders' equity	3,414,618	3,052,542
2.05.01	Paid-up capital	1,221,000	1,221,000
2.05.01.01	Common shares	608,534	608,534
2.05.01.02	Preferred shares	612,466	612,466
2.05.02	Capital reserves	1,831,542	1,831,542
2.05.02.01	Share premium	1,863,629	1,863,629
2.05.02.02	Treasury stock	(181,611)	(181,611)
2.05.02.03	IPI Tax Incentive- Law 7554/86	149,524	149,524
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2003

01.02 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2003	4 - 12/31/2002
2.05.04	Revenue reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.04.07.01	For investments and working capital	0	0
2.05.05	Retained earnings	362,076	0

01.03 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

03.01 – STATEMENT OF INCOME (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 1/1/2003 to 3/31/2003	4 – 1/1/2003 to 3/31/2003	5 – 1/1/2002 to 3/31/2002	6 – 1/1/2002 to 3/31/2002
3.01	Gross sales and/or services	1,570,640	1,570,640	973,835	973,835
3.02	Deductions	(348,140)	(348,140)	(219,273)	(219,273)
3.03	Net sales and/or services	1,222,500	1,222,500	754,562	754,562
3.04	Cost of sales and/or services	(710,878)	(710,878)	(553,778)	(553,778)
3.05	Gross profit	511,622	511,622	200,784	200,784
3.06	Operating expenses/income	(22,251)	(22,251)	(145,063)	(145,063)
3.06.01	Selling	(13,097)	(13,097)	(14,030)	(14,030)
3.06.02	General and administrative	(19,309)	(19,309)	(16,720)	(16,720)
3.06.03	Financial	(108,438)	(108,438)	(101,438)	(101,438)
3.06.03.01	Financial income	(18,565)	(18,565)	11,337	11,337
3.06.03.01.01	From financial investments	12,595	12,595	1,396	1,396
3.06.03.01.02	From loans to related companies	0	0	243	243
3.06.03.01.03	Monetary and exchange variations on assets	(37,189)	(37,189)	153	153
3.06.03.01.04	Other	6,029	6,029	9,545	9,545
3.06.03.02	Financial expenses	(89,873)	(89,873)	(112,775)	(112,775)
3.06.03.02.01	Interest and commissions on financing	(62,758)	(62,758)	(56,311)	(56,311)
3.06.03.02.02	Monetary and exchange variations on financing	55,747	55,747	(7,881)	(7,881)
3.06.03.02.03	Interest and exchange variations on export contract advances	25,405	25,405	(9,352)	(9,352)
3.06.03.02.04	Charges with related companies	(5,437)	(5,437)	(4,126)	(4,126)
3.06.03.02.05	Monetary and exchange variations on other obligations	(13,587)	(13,587)	(3,191)	(3,191)
3.06.03.02.06	Hedge operations	(78,365)	(78,365)	(20,455)	(20,455)
3.06.03.03.07	Other	(10,878)	(10,878)	(11,459)	(11,459)
3.06.04	Other operating income	2,045	2,045	50,685	50,685
3.06.05	Other operating expenses	(34,688)	(34,688)	(20,274)	(20,274)
3.06.06	Equity in the results of subsidiary and associated companies	151,236	151,236	(43,286)	(43,286)
3.06.06.01	Subsidiary and associated companies	137,799	137,799	(30,816)	(30,816)
3.06.06.02	Realization of (goodwill)/ negative goodwill	919	919	(1,064)	(1,064)
3.06.06.03	Provision for losses – unsecured liabilities	12,518	12,518	(11,406)	(11,406)
3.07	Operating profit (loss)	489,371	489,371	55,721	55,721

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2003

01.03 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number – CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

03.01 – STATEMENT OF INCOME (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 1/1/2003 to 3/31/2003	4 – 1/1/2003 to 3/31/2003	5 – 1/1/2002 to 3/31/2002	6 – 1/1/2002 to 3/31/2002
3.08	Non-operating results	(9,278)	(9,278)	2,674	2,674
3.08.01	Income	611	611	708	708
3.08.02	Expenses	(9,889)	(9,889)	1,966	1,966
3.09	Income (loss) before taxation and participation	480,093	480,093	58,395	58,395
3.10	Provision for income tax and social contribution	(80,349)	(80,349)	(22,111)	(22,111)
3.10.01	Income tax	(58,744)	(58,744)	(15,808)	(15,808)
3.10.02	Social contribution on net income	(21,605)	(21,605)	(6,303)	(6,303)
3.11	Deferred taxation	(37,668)	(37,668)	(10,012)	(10,012)
3.11.01	Deferred income tax	(28,282)	(28,282)	(8,321)	(8,321)
3.11.02	Deferred social contribution	(9,386)	(9,386)	(1,691)	(1,691)
3.12	Statutory participation and contributions	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	362,076	362,076	26,272	26,272
	Number of shares, except treasury (unit)	215,095,412	215,095,412	215,095,412	215,095,412
	Net income per share	1.68333	1.68333	0.12214	0.12214
	Loss per share				

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 – NOTES TO THE QUARTERLY INFORMATION

1 OPERATIONS

The Company operates in the steel industry and related activities. In order to broaden its activities, it holds interest in the subsidiary and associated companies listed in Note 5.

On January 29, 1999, the stockholders of Companhia Siderúrgica Paulista - COSIPA (Cosipa) approved the implementation of a project for the corporate, financial, equity and operational restructuring of Cosipa and of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (Usiminas) comprising, among other measures, the reallocation of assets and liabilities between them.

The restructuring maintained the steel activities of the Companies via different share compositions. This restructuring caused the Company to subscribe in 1999 for 496,055 debentures convertible into shares issued by Companhia Siderúrgica Paulista – COSIPA in the amount of R$ 892,900, for which it exercised its right to convert into shares on October 23, 2001.

2 PRESENTATION OF THE QUARTERLY INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

I - Presentation of the quarterly information - ITR

The March 31, 2003 quarterly information was prepared in accordance with the accounting practices adopted in Brazil and the Brazilian Securities Commission (CVM) instructions. The related quarterly information (ITR) is presented in thousands of reais.

II - Significant accounting practices

(a) Determination of results of operations

Results are determined on the accrual basis of accounting and include accrued income and charges, as well as monetary and exchange variations at official indices or rates on current and long-term assets and liabilities. The effect of income tax and social contribution is deducted from or added to results before determining net income, as explained in (b) below.

(b) Current assets and long-term receivables

Inventories – are stated at the average cost of purchase or production, which is lower than realizable value or replacement cost. Imports in transit are stated at the accumulated cost of each import.

Deferred income tax and social contribution – represent the credits on provisions which will be deductible in the future, and also include tax social contribution losses in accordance with CVM Resolution 273/98 and CVM Instruction 371/2002, which approved the Institute of Independent Auditors of Brazil (IBRACON) pronouncement on the recording of income tax and social contribution (see Note 13). The recognition of tax credits is based on the expectation of future profits and they will be substantially realized in up to ten years.

Income tax and social contribution payable are shown in current liabilities, and the tax on accelerated depreciation is recorded in long-term liabilities and will be substantially payable in up to 13 years.

Other assets and receivables – are shown at realizable amounts, including accrued income and monetary adjustments, when applicable.

(c) Permanent assets

These are stated at cost including price-level restatements up to December 31, 1995 based on official indices and considering the following aspects:

Investments in subsidiary and associated companies are recorded on the equity method, increased and reduced by goodwill and negative goodwill, respectively. The bases used to amortize goodwill and negative goodwill are described in Note 5.

Depreciation of property, plant and equipment is estimated on the straight-line basis as from the start-up of each unit and is recorded mainly as a charge to cost of production. Depreciation rates take into consideration the expected useful lives of the assets.

(d) Current and long-term liabilities

Provision for contingencies – set up on a conservative basis to cover possible losses on certain tax challenges.

Actuarial liability of Caixa dos Empregados da Usiminas – calculated by independent actuaries contracted by Caixa and represents the liability for benefits granted and to be granted to members and their beneficiaries (Note 11).

Other liabilities – stated at their known or estimated amounts including accrued charges, monetary and exchange variations on a daily pro rata basis, when applicable.

(e) Foreign currency operation

Assets and liabilities arising from foreign currency operations are converted into the local currency (R$) at the prevailing exchange rate at the quarter end date (US$ 1.00=R$ 3.3531).

3 AVAILABLE FUNDS

	3/31/2003	12/31/2002
Cash and banks	40,509	36,560
Financial investments	299,820	425,132
	340,329	461,692

Financial investments mainly refer to Bank Deposit Certificates and fixed income funds remunerated at rates which vary between 100.0% and 102.0% of CDI, and financial investments abroad which are remunerated at the average rate of 4.57% per annum, in addition to U.S. dollar exchange rate variations.

4 TRADE ACCOUNTS RECEIVABLE

	3/31/2003	12/31/2002
Local customers	614,135	569,363
Foreign customers	179,259	218,927
Allowance for doubtful accounts	(25,852)	(25,852)
	767,542	762,438

5 INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

a) The change for the quarter ended March 31, 2003 may be summarized as follows:

		December 31, 2002	Equity in the results	Realization of (goodwill) negative goodwill	March 31, 2003
Companhia Siderúrgica Paulista		964,005	122,718		1,086,723
Usiminas Mecânica S.A.	(1)	331,514	(1,150)	919	331,283
Usiminas International Ltd		135,909	(1,717)		134,192
Usiminas Importação e Exportação S.A.		6,476	411		6,887
Siderholding Participações Ltda		31,040	10,746		41,786
RNcentro Participações Ltda		25,233	4,381		29,614
Other		36,888	2,410		39,298
Total		1,531,065	137,799	919	1,669,783

(1) Net of negative goodwill of R$ 15,922 (R$ 16,841 at December 31, 2002), related to the valuation of fixed assets. This negative goodwill has been amortized in proportion to the realization of these assets.

b) On March 31, 2003, subsidiary Unigal Ltda. had a net capital deficiency of R$ 157,332 (R$ 171,461 at December 31, 2002). The Company recorded a provision for losses – unsecured liabilities in proportion to its holding interest, in the account provisions - unsecured long-term liabilities, with a contra-entry in the account provision for losses – unsecured liabilities, recorded in the statement of income for the quarter.

c) The Company and subsidiaries Companhia Siderúrgica Paulista – COSIPA and Unigal Ltda. no longer comply with certain contractual provisions related to loans and financing (financial indices of the covenants) as at March 31, 2003 and December 31, 2002.

The Company and these subsidiaries communicated this situation to the creditors and requested a waiver related to these conditions, which was accepted by the creditors. The waiver refers to restrictive clauses related to the base dates March 31, 2003 and December 31, 2002. For certain obligations, the term to renegotiate the restrictive clauses was extended to May 15, 2003. As a consequence, the Company continues to record these liabilities as long-term liabilities.

The non-compliance with these conditions could cause the anticipation of the maturity of long-term liabilities payable to local and foreign of creditors. In the case of the subsidiary company Companhia Siderúrgica Paulista – COSIPA this amounts to R$ 972,899 and of the Company to R$ 522,442 at March 31, 2003.

6 PROPERTY, PLANT AND EQUIPMENT

				3/31/2003	12/31/2002
	Annual depreciation rate %	Cost	Accumulated depreciation	Net	Net
IN USE – STEEL MILL					
• Metallurgical units	5	2,261,000	(1,120,724)	1,140,276	1,146,138
• Rolling units	5	2,531,033	(1,013,750)	1,517,283	1,518,554
• Galvanizing units	3	338,232	(95,912)	242,320	243,955
• Supporting units	5	700,295	(523,471)	176,824	178,072
• Refining units	5	51,534	(10,527)	41,007	41,652
Transport system and vehicles	5	133,601	(98,385)	35,216	33,878
Administrative assets	10	273,737	(162,038)	111,699	116,242
Sea terminal	3	285,153	(104,636)	180,517	182,573
Other		75	(68)	7	8
Accumulated depreciation		6,574,660	(3,129,511)	3,445,149	3,461,072
Land		40,653		40,653	40,653
TOTAL IN USE		6,615,313	(3,129,511)	3,485,802	3,501,725
IN CONSTRUCTION – STEEL MILL					
• Metallurgical units		95,564		95,564	82,010
• Rolling units		39,858		39,858	44,534
• Supporting units		13,582		13,582	26,873
• Refining units					
Advances to suppliers		3,207		3,207	1,097
Advances to suppliers –related companies		750		750	
Other		895		895	
TOTAL IN CONSTRUCTION		153,856		153,856	154,514
		6,769,169	(3,129,511)	3,639,658	3,656,239

a) Depreciation for the quarter ended March 31, 2003 of R$ 59,663 (quarter ended March 31, 2002 - R$ 63,199) was substantially recorded as a charge to cost of production.

b) In construction - relate to production optimization and environmental protection projects which will be substantially concluded by December 2003.

7 LOANS AND FINANCING

	3/31/2003		12/31/2002	
	Current	Long term	Current	Long term
a) Local				
US$	159,896	320,496	181,445	373,005
Reference Unit (UR)	10,223	8,159	13,285	8,660
General Market Price Index (IGPM)	80,007	328,216	67,528	352,745
Long-term Interest Rate (TJLP)	100,424	85,752	122,456	91,937
R$	2,646	9,119	2,544	9,432
Basket of currencies	38,737		48,662	4,033
	391,933	751,742	435,920	839,812
b) Foreign				
US$	925,724	703,026	1,046,875	871,340
EURO	5,630	27,706	5,539	28,811
FRF	1,225		1,218	
	932,579	730,732	1,053,632	900,151
Total	1,324,512	1,482,474	1,489,552	1,739,963

During the quarter ended March 31, 2003, loans and financing of R$ 197.2 million were contracted, of which R$ 18.1 million are local and R$ 179.1 million foreign. These resources are basically used for working capital.

Financing in local currency are subject to monetary restatement and financial charges at an average rate of 7.58% per annum and those in foreign currency at an average rate of 4.53% per annum plus exchange variations. These operations are compatible with market conditions for similar risk and terms.

Loans and financing are guaranteed mainly by property, plant and equipment items evaluated at R$ 2,711,600.

Long-term installments fall due as follows:

	3/31/2003	12/31/2002
2004	215,050	442,420
2005	285,726	288,003
2006	469,972	482,163
2007	242,139	243,885
2008	133,683	140,484
2009	102,373	107,675
2010	33,531	35,333
	1,482,474	1,739,963

8 DEBENTURES

Issue on October 31, 1998 – a public offer of 10,000 single issue, sole series, nominative, subordinated debentures non-convertible into shares, in the amount of R$ 400,000, falling due on October 31, 2006, and remunerated at 115% of the CDI, fully subscribed by the market. On June 30, 2002, 4,015 debentures were redeemed for R$ 160,600. On July 2, 2002, 750 debentures were sold for R$ 30,000.

Issue on February 15, 2000 – a private offer of 730 debentures, in the amount of R$ 73,000, in a sole series, with real guarantee and convertible into shares, falling due on February 15, 2005, and remunerated by the TJLP plus 4% per annum, fully subscribed by BNDES.

Issue on November 20, 2000 – a public offer of 10,000 single issue, sole series, with real guarantee, subordinated debentures non-convertible into shares, in the amount of R$ 100,000, falling due on November 20, 2003, and remunerated at 104% of the CDI, fully subscribed by the market.

9 TAXES PAYABLE IN INSTALLMENTS

	3/31/2003		12/31/2002	
	Current	Long term	Current	Long term
National Institute of Social Security (INSS)	19,907	94,840	19,165	97,584
National Treasury	6,217	4,663	6,218	4,662
Income Tax (IR)	58		58	
	26,182	99,503	25,441	102,246

The installments are subject to 1% interest per month, falling due over periods from 60 to 240 months. The amounts payable related to INSS and National Treasury are guaranteed by the fixed assets of Companhia Siderúrgica Paulista – COSIPA valued at R$ 373,312. The Company has paid all installments on time.

Long-term installments fall due as follows:

	3/31/2003	12/31/2002
2004	16,915	19,534
2005	14,290	14,036
2006	12,520	12,367
2007	9,098	8,945
2008	9,035	8,881
2009	9,035	8,881
2010	9,035	8,881
2011	9,035	8,881
2012	9,035	8,881
2013	1,505	2,959
	99,503	102,246

10 PROVISION FOR CONTINGENT LIABILITIES

Management, based on the opinion of its legal advisors, reviews the contingencies and evaluates the possibility of losses, adjusting the provision as required:

	3/31/2003	12/31/2002
Tax contingencies	436,005	416,970
Labor contingencies	2	2
Total	436,007	416,972

Contingencies are supported by judicial deposits recorded in long-term receivables amounting to R$ 123,030 (December 31, 2002 - R$ 129,823).

The Company has several civil, fiscal, tax, environmental and labor contingencies in progress. The contingencies, where a successful outcome is possible, amount to approximately R$ 14,168 at March 31, 2003 (R$ 13,419 at December 31, 2002) for which the Company has not recorded any provision. Management, based on the opinion of its legal advisors, does not expect losses on the outcome of these contingencies.

11 CAIXA DOS EMPREGADOS DA USIMINAS – ACTUARIAL LIABILITIES

On August 28, 1972, the Company formed Caixa dos Empregados da Usiminas, a non-profit civil entity classified as a private supplementary pension fund. The main objective, as per applicable legislation, is to manage and execute the benefit plans of a pension nature.

04.01 – NOTES TO THE QUARTERLY INFORMATION

Together with the other sponsors, the Company has been making monthly contributions to cover an insufficiency of technical reserves determined at the end of 1994. An amortization plan was approved by the Supplementary Retirement Income Secretariat of the Ministry of Social Security for payment over 35 years. As from January 2002, based on the debt balance of the unamortized reserve calculated in December 2001, amortization will be in monthly equal installments, over the term of 19 years, with interest of 6% per annum, restated monthly by the IGP-M. Payments during the quarter ended March 31, 2003 amounted to R$ 17,516 (quarter ended March 31, 2002 – R$ 13,446). According to the regulations of Benefit Plan 1, approved on November 11, 1996, as from that date any insufficiencies of reserves which occur will be covered in equal parts by the sponsor companies and members, active or retired, based on conditions and criteria actuarially established to be approved by the appropriate authority.

On August 1, 1998, the new benefit plan administered by Caixa dos Empregados da Usiminas (USIPREV) became effective. Following the trend of supplementary pension systems, this new plan is based on a modern concept offering greater security to sponsors and members. The entity now administers two benefit plans: the former established on August 28, 1972, characterized as a defined benefit plan and USIPREV, characterized as a defined contribution plan for programmed benefits and as a defined benefit for risk benefits. Although directed at new employees, USIPREV permitted the migration of members from the old plan. At the end of its launching campaign on July 31, 1998, 10,651 members had joined the new plan, 80.45% of the total. At March 31, 2003, USIPREV has 12,985 members.

Company contributions during the quarter ended March 31, 2003 amounted to R$ 2,081 (quarter ended March 31, 2002 – R$ 1,873) and were charged to results of operations, mainly in cost of sales and services.

The technical reserves of Caixa (actuarial liability) are calculated by and are the responsibility of an independent actuary contracted by Caixa and represent the obligation assumed for benefits granted and to be granted to members and their beneficiaries.

To comply with CVM Deliberation 371/00, the Company recorded the adjustment to the actuarial liability arising from the benefits to which the employees will be entitled after their length of service. The actuarial study, made by an independent actuary as of December 31, 2002, indicated a liability of R$ 938,710.

The reconciliation of the liabilities recorded in the balance sheet is as follows:

Present value of the actuarial liability	(1,710,592)
Fair value of assets	767,429
Unrecognized net (gains) losses	4,453
Cost of current service, net, at December 31, 2002	(938,710)
Provision, net of amortization	(8,497)
Cost of current service, net, at March 31, 2003	(947,207)

The amounts to be recorded in the 2003 statement of income are shown as follows:

Cost of current service, gross	1,637
Cost of interest	203,436
Expected earnings for the plan assets	(99,297)
Employees' contribution	(1,716)
Total	104,060
Expense recorded in the quarter ended March 31, 2003	(26,015)
Expense to record	78,045

At December 31, 2002, the main actuarial hypotheses were:

Actuarial method:

Discount rate	12.35% p.a.
Expected return rate of the assets	13.40% p.a.
Future salary increases	7.10% p.a.
Social security benefit increases	5.0% p.a.
Inflation	5.0% p.a.
Capacity factor	
. Salaries	97%
. Benefits	97%

Demographic factor:

Death table	GAM-71
Death rate of disabled employee	RRB 1944
Disability entry table	RRB 1944 (appealed 2 times)
Turnover table	Benefit plan 1: Towers experience USIPREV: Towers experience (increased 2.0 times)
Sickness table	Towers standard (increased 2.5 times)
Age of retirement	First age reached for retirement eligibility
Information on children	Experience of similar companies, combined with data provided by Usiminas
Information on the spouses of current and future retired employees	95% of married participants have a maximum of 4-year age difference with their spouses
INSS benefit	Considers the amendments to Law 9676/99 (social security factor)
Age of registry in INSS	Informed by Usiminas

12 STOCKHOLDERS' EQUITY

Changes in the quarter ended March 31, 2003 are summarized as follows:

	Paid-up capital	Capital reserves	Retained earnings	Total
At December 31, 2002	1,221,000	1,831,542		3,052,542
Net income for the quarter			362,076	362,076
At March 31, 2003	1,221,000	1,831,542	362,076	3,414,618

There were no changes in stockholders' rights during the quarter.

(a) Capital

Capital comprises 225,285,820 shares with no nominal value, of which 112,280,152 are common, 112,006,344 class A preferred and 999,324 class B preferred. Common shares are entitled to vote at stockholders' meetings. Preferred shares have (i) priority to the return of capital, without premium, were the company to be liquidated, (ii) the same rights as the common shares to participate in any bonuses approved at stockholders' meetings and (iii) the right to vote at meetings if the preferred dividends are not paid for three consecutive years. All stockholders are entitled to a minimum dividend of 25% of net income for each year, in accordance with Brazilian corporate legislation.

(b) Reserves

- Premium on share subscriptions – set up in the merger process in conformity with Article 14, sole paragraph, of Law 6404/76. This reserve may be used to absorb losses which exceed the retained earnings and revenue reserves, redeem, reimburse or purchase shares, redeem founders shares, increase capital and the payment of dividends on preferred shares, when this advantage is entitled to them (Article 200 of Law 6404/76).

- Treasury stock – at March 31, 2003, the Company held in treasury 561,482 common, 9,297,350 class A preferred and 331,576 class B preferred shares, of which 200,400 common and 9,297,350 class A preferred shares were acquired during 1997 and 1998, and 361,082 common and 331,576 class B preferred shares related to the holding in the merging company. With the merger process, these shares were maintained in treasury in order to preserve the share structure of the company.

- Tax incentives – correspond to the reduction up to 1996 of 95% of excise tax (IPI) paid (Law 7554/86).

13 INCOME TAX AND SOCIAL CONTRIBUTION

a) Deferred income tax and social contribution

	3/31/2003	12/31/2002
Income tax		
Tax losses	530,815	557,106
Temporary provisions	284,536	288,148
Contingent taxes	43,678	43,430
	859,029	888,684
Social contribution		
Negative calculation basis	168,891	177,121
Temporary provisions	95,568	96,724
	264,459	273,845
Total	**1,123,488**	**1,162,529**
(-) Portion of current assets	(86,161)	
Long-term portion	**1,037,327**	**1,162,529**
Income tax:		
Accelerated depreciation	53,950	55,322
Long-term liabilities	**53,950**	**55,322**

According to CVM Resolution 273/98 and CVM Instruction 371/02, the Company prepared a study on the expectation of future taxable income discounted to present value at the rate of 11.3%, based on budgets and the business plan, reviewed by the statutory audit committee and the Administrative Council. The projection for the realization of the deferred tax asset is summarized as follows:

	3/31/2003	12/31/2002
2003		95,914
2004	87,859	117,147
2005	136,473	136,473
2006	142,703	142,703
2007	146,445	146,445
2008 to 2010	356,012	356,012
2011 to 2012	167,835	167,835
Total	1,037,327	1,162,529

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

04.01 – NOTES TO THE QUARTERLY INFORMATION

b) Income tax and social contribution recognized in results of operations

	3/31/2003		3/31/2002	
	Income tax	Social contribution	Income tax	Social contribution
Profit (loss) before income tax and social contribution	480,093	480,093	58,395	58,395
Additions (exclusions)	(129,553)	(137,158)	34,193	41,648
Calculation basis before offset of losses	350,540	342,935	92,588	100,043
Offset of tax losses and negative basis	(105,162)	(102,880)	(27,776)	(30,013)
Calculation basis	245,378	240,055	64,812	70,030
Estimated income tax and social contribution	(61,338)	(21,605)	(16,197)	(6,303)
Tax incentive	2,594		389	
Income tax and social contribution	(58,744)	(21,605)	(15,808)	(6,303)
Deferred income tax/social contribution on temporary additions	(28,282)	(9,386)	(8,321)	(1,691)
Total income tax and social contribution (expense) income	(87,026)	(30,991)	(24,129)	(7,994)

The income tax rate is 25% and the social contribution rate is 9%.

14 BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The main balances and transactions may be summarized as follows:

				Assets
	Current			Long-term
	3/31/2003	12/31/2002	3/31/2003	12/31/2002
USIMINAS MECÂNICA S.A.	25,503	29,910		
CIA. VALE DO RIO DOCE	102	136		
USIPARTS S.A. - SISTEMAS AUTOMOTIVOS	24,077	15,413		
CIA. SIDERÚRGICA PAULISTA – COSIPA	38,048	25,369	10,519	10,520
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	47,647	38,566		
RIO NEGRO COM. IND. AÇO S.A.	55,834	33,852		
MRS LOGÍSTICA S.A.	172	157		
USIMINAS INTERNATIONAL LTD			217,342	228,463
SIDERHOLDING PARTICIPAÇÕES LTDA.		3,286	305	250
USIROLL - USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA.	3	28		277
USIFAST – LOGÍSTICA INDUSTRIAL S.A.	5			
UNIGAL LTDA.	39	61		
TOTAL	191,430	146,778	228,166	239,510

				Liabilities
	Current			Long-term
	3/31/2003	12/31/2002	3/31/2003	12/31/2002
USIMINAS MECÂNICA S.A.	98,721	115,618		
NIPPON USIMINAS CO LTD (*)	67,255	75,862	402,372	459,329
CIA. VALE DO RIO DOCE	7,854	12,325		
USIPARTS S.A. - SISTEMAS AUTOMOTIVOS	141			
CIA. SIDERÚRGICA PAULISTA - COSIPA	21,294	21,199		
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	9,700	34,572		
RIO NEGRO COM. IND. AÇO S.A.	1,137	486		
MRS LOGÍSTICA S.A.	299			
USIMINAS INTERNATIONAL LTD (**)	8,221	6,325	184,420	194,332
USIMPEX INDUSTRIAL S.A.	72	36		
USIROLL - USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA.	303	292		
USIFAST – LOGÍSTICA INDUSTRIAL S.A.	3,078			
UNIGAL LTDA.	21,875	23,314		
TOTAL	239,950	290,029	586,792	653,661

(*) Loans and financing, in U.S. dollars, with charges from 4.34% to 4.81% per year.
(**) Loans and financing, in U.S. dollars, with charges of 4.81% per year.

	Sales		Purchases	
	Quarter ended		Quarter ended	
	3/31/2003	3/31/2002	3/31/2003	3/31/2002
USIMINAS MECÂNICA S.A.	38,464	21,084	12,568	7,949
CIA. VALE DO RIO DOCE	183	877	101,124	57,403
USIPARTS S.A. - SISTEMAS AUTOMOTIVOS	9,205	4,165	324	
CIA. SIDERÚRGICA PAULISTA - COSIPA	5,881	6,974	96	2,637
FASAL S.A. COM. IND. PRODUTOS SIDERÚRGICOS	57,949	38,777	10	13
RIO NEGRO COM. IND. AÇO S.A.	64,841	35,458	3,574	2,160
MRS LOGÍSTICA S.A.		89	13,022	8,925
USIMPEX INDUSTRIAL S.A.			108	65
USIROLL - USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA.			849	1,002
USIFAST – LOGÍSTICA INDUSTRIAL S.A.			12,163	11,935
UNIGAL LTDA	26	528	68,219	20,981
TOTAL	176,549	107,952	212,057	113,070

	Revenues		Expenses	
	Quarter ended		Quarter ended	
	3/31/2003	3/31/2002	3/31/2003	3/31/2002
USIMINAS MECÂNICA S.A.			5,437	4,778
USIPARTS S.A. - SISTEMAS AUTOMOTIVOS		210		
USIMINAS INTERNATIONAL LTD	(11,693)			
USIROLL - USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA.	2	17		
TOTAL	(11,691)	227	5,437	4,778

Transactions with related companies are carried out at conditions compatible with the market, considering prices, terms and financial charges. Any differences in the balances and operations above and those that may be disclosed by the related parties mainly refer to operations in process, which are normal and considered irrelevant to the financial statements taken as a whole.

15 FINANCIAL INSTRUMENTS

The Company's financial instruments are recorded in asset and liability accounts at March 31, 2003 and December 31, 2002. Management of those instruments is made through operating strategies aiming at liquidity, profitability and safety. The control policy consists of the permanent follow-up of the contracted rates versus those in effect in the market.

(a) Credit risk

The sales policy of the Company is subject to the credit procedures determined by management, which aims at minimizing any problems arising from delinquent customers. This objective is met through the selection of customers in accordance with their payment capacity and diversification of accounts receivable (risk pulverization). The Company also has a provision for doubtful accounts of R$ R$ 25,852 (R$ 25,852 at December 31, 2002) representing 4.21% of the outstanding accounts receivable (4.54% at December 31, 2002) to face credit risks.

(b) Exchange rate risk

As the Company has significant liabilities in foreign currency, mainly in U.S. dollars, results could be strongly affected by exchange variations.

As a preventive measure and to reduce the effects of exchange variations, management adopted a policy for the maintenance of assets subject to foreign exchange fluctuations, as shown below:

	In thousands of U.S. dollars	
	3/31/2003	12/31/2002
A) Loans/financing in foreign currency	650,872	709,884
B) Foreign suppliers	25,691	27,554
C) Assets in U.S. dollars	202,176	209,823
D) Swap operations	258,652	292,120
E) Net exposure (A+B-C-D)	215,735	235,495

To the net exposure in U.S. dollars at March 31, 2003 shown above may be aggregated the net balance of exports and imports to be realized in 2003, as forecast below (not reviewed by independent accountants):

	In thousands of U.S. dollars
A) Export	295,000
B) Import	167,000
Net balance (A-B)	128,000

The swap operations may be summarized as follows:

	3/31/2003	12/31/2002
Amount – US$ thousand	258,652	292,120
Current assets recorded in Financial instruments	69,632	103,582
Long-term assets recorded in Financial instruments	87,355	155,062
	Quarter ended 3/31/2003	**Quarter ended 3/31/2002**
Net income (expenses) recorded in Financial (expenses) income, net	(78,365)	(20,455)

At March 31, 2003, if the operations mentioned above were realized at current market conditions, the operations would represent an asset balance of R$ 93,217.

At present, the Company does not intend to settle these operations before their maturity.

The market amounts for the other financial assets and liabilities are not significantly different than their book values, as they were contracted and recorded at market rates and conditions for operations of similar kind, risk and term.

(c) Price risk

Since exports are equivalent to 20% of sales expected for 2003, the future volatility of foreign exchange rates represents, in fact, a price risk that may impair the expected results. This risk is mostly counterbalanced by the significant volume of imports expected for the same year, as shown above.

(d) Interest rate risk

Interest rates contracted for short and long-term loans and financing and debentures may be shown as follows:

Loans and financing:	3/31/2003	%	12/31/2002	%
Prefixed	704,194	22	732,534	20
TJLP	204,558	6	236,338	6
Libor	1,898,234	58	2,260,643	61
Subtotal	2,806,986	86	3,229,515	87
Debentures:				
TJLP	58,700	2	88,347	2
CDI	395,432	12	371,772	11
Subtotal	454,132	14	460,119	13
Total	3,261,118	100	3,689,634	100

16 INSURANCE COVERAGE

Insurance policies taken out by Usiminas provide cover which management considers to be sufficient.

For buildings, goods and raw materials, equipment, machinery, furniture, objects, fixtures and installations that form part of the insured establishments and related facilities of Usiminas, Usiminas Mecânica, Cosipa, Unigal, Usiroll, Usiparts and Usimplex Industrial, with value at risk of US$ 12,323,000 thousand, there is an All Risks policy with a maximum indemnity of US$ 800,000 thousand per claim. The deductible amount is US$ 5,000 thousand for material damages and the coverage for loss of profits has a deductible term of fourteen days (waiting period), plus US$ 5,000 thousand.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

05.01 – COMMENTS ON COMPANY PERFORMANCE

USIMINAS recorded in the first quarter of 2003 a net income of R$ 362.1 million, substantially greater than that recorded a year earlier, totaling R$ 26.3 million. Consolidated net income reached R$ 356.2 million in the first quarter, as compared to R$ 30.9 million from the first quarter of 2002, a result of a good operating performance, in addition to the appreciation of the Real, which favored the financial result.

Gross income at the parent company was R$ 511.6 million in the first quarter of 2003, leading to a margin of 41.9%, 15.3 percentage points greater compared to the same period of 2002, reflecting the net revenue growth which benefited from the mix improvement, from the recovery of international prices and a favorable foreign exchange for exports. Consolidated gross income of R$ 875 million was 158% greater compared to the first quarter of 2002, benefiting from the same reasons mentioned for the subsidiary companies, especially at Cosipa.

Sales and administrative operating expenses for the parent company and for the consolidated result remained compatible with those from the previous year. Other operating expenses were influenced in the first quarter of 2002 by the reversal of provision of contingent liabilities related to Value-Added Tax (ICMS) on the export of semi-finished products totaling R$ 49 million.

Operating income before expenses and financial revenues and equity in the results of subsidiary companies amounted to R$ 446.6 million for the parent company, greater than the same period in the previous year, of R$ 200.8 million; for the consolidated result, this income was also greater, rising to R$ 757.9 million in the first quarter of 2003, from R$ 282.8 million in the first quarter of 2002.

EBITDA grew 140.2% for the parent company, totaling R$ 514.7 million, reflecting the recovery of sale margins and the cutting of operating costs. Consolidated EBITDA was R$ 888.8 million with a 154.5% growth, always compared to a year earlier.

Financial expenses are positively affected by the U.S. dollar foreign exchange rate, which fell 5.1% in the first quarter. However financial expenses are negatively affected by domestic inflation, mainly measured by the General Market Price Index (IGPM) of 6.3% in the current period.

PRODUCTION

The Company's production of molten steel at the quarter ended March 31, 2003 was 1,151.6 thousand tons, 4% greater than the same period in the prior year. The production consolidated with Cosipa reached the volume of 2,127.8 thousand tons, 10.6% greater compared to the same period in 2002.

Production summary:

In thousands of tons

	Usiminas		Consolidated Usiminas/Cosipa	
	Jan/Mar/2003	Jan/Mar/2002	Jan/Mar/2003	Jan/Mar/2002
Molten steel	1,151.6	1,107.1	2,127.8	1,924.0
Laminated steel	1,023.2	1,036.5	1,883.0	1,782.5

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

05.01 – COMMENTS ON COMPANY PERFORMANCE

SALES

Gross sales of the parent company for the quarter ended March 31, 2003 amounted to R$ 1,570.6 million, 61.3% greater compared to the same period in the previous year. Consolidated gross sales reached R$ 2,723.3 million in the current period, 61.6% greater compared to 2002, which amounted to R$ 1,687.6 million.

Sales volume in the current period was 1,020.4 thousand tons of laminated steel. During the same period in 2002 the sales volume was 1,028.7 thousand tons, representing a 0.8% decrease.

In the quarter ended March 31, 2003, 80% of the total volume was sold in the domestic market and 20% in foreign markets. During the same period in 2002, 79% was destined for the local market and 21% for foreign markets.

Sales volume may be summarized as follows:

In thousands of tons

	Usiminas		Consolidated Usiminas/Cosipa	
	Jan/Mar/2003	Jan/Mar/2002	Jan/Mar/2003	Jan/Mar/2002
Market				
• Local	819	811	1,367	1,354
• Foreign	201	218	463	382
Total	1,020	1,029	1,830	1,736

The average invoicing period was 26 days and of receipt, 29 days in March 2003, compared to 24 and 29 days in December 2002, respectively.

PERSONNEL

The number of employees was as follows:

	3/31/2003	12/31/2002	3/31/2002
Plant	7,327	7,310	7,458
Head office/offices	601	606	604
Total	7,928	7,916	8,062

INVESTMENTS

During the quarter ended March 31, 2003, total investments reached R$ 47.8 million, basically for major repairs.

(A free translation of the original in Portuguese) Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2003

01.04 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 - 3/31/2003	4 –12/31/2002
1	Total assets	15,138,878	15,522,823
1.01	Current assets	3,666,274	3,700,748
1.01.01	Available funds	631,923	731,755
1.01.02	Receivables	1,264,616	1,435,611
1.01.02.01	Trade accounts receivable	1,115,001	1,298,488
1.01.02.02	Taxes receivable	101,846	95,193
1.01.02.03	Notes receivable	47,769	41,930
1.01.03	Inventories	1,399,999	1,250,382
1.01.03.01	Finished products	283,421	257,386
1.01.03.02	Work in progress	254,289	235,951
1.01.03.03	Raw material	361,538	385,700
1.01.03.04	Supplies and spare parts	264,273	260,743
1.01.03.05	Ongoing imports	144,541	54,179
1.01.03.06	Other	91,937	56,423
1.01.04	Other	369,736	283,000
1.01.04.01	Advances for supply and services	82,676	37,237
1.01.04.02	Receivables from related companies	78,113	76,690
1.01.04.03	Prepaid expenses	49,288	55,847
1.01.04.04	Financial instruments	73,498	113,226
1.01.04.05	Deferred income tax and social contribution	86,161	0
1.02	Long-term receivables	2,069,461	2,394,009
1.02.01	Sundry receivables	30,836	30,387
1.02.01.01	Current accounts	18,967	18,473
1.02.01.02	Real estate debtors	11,869	11,914
1.02.02	Related companies	24,396	7,499
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	0	0
1.02.02.03	Other related companies	24,396	7,499
1.02.03	Other	2,014,229	2,356,123
1.02.03.01	Deferred income tax and social contribution	1,425,788	1,555,217
1.02.03.02	Shares of other companies	11,494	13,662
1.02.03.03	Deposits at law	186,516	189,814
1.02.03.04	Real estate for sale	45,519	45,519
1.02.03.05	Financial instruments	200,153	368,054
1.02.03.06	Other	144,759	183,857
1.03	Permanent assets	9,403,143	9,428,066
1.03.01	Investments	63,404	60,246
1.03.01.01	Associated companies	3,115	3,115

01.04 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

1 - CODE	2 – DESCRIPTION	3 - 3/31/2003	4 –12/31/2002
1.03.01.02	Subsidiary companies	13,144	9,906
1.03.01.03	Other investments	47,145	47,225
1.03.02	Property, plant and equipment	9,266,315	9,297,978
1.03.02.01	In use	12,515,050	12,376,809
1.03.02.02	Depreciation	(3,973,508)	(3,858,328)
1.03.02.03	Construction in progress	724,773	779,497
1.03.03	Deferred charges	73,424	69,842

(A free translation of the original in Portuguese) Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2003

01.05 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2003	4 - 12/31/2002
2	Total liabilities	15,138,878	15,522,823
2.01	Current liabilities	4,839,236	5,038,478
2.01.01	Loans and financing	3,458,700	3,760,337
2.01.02	Debentures	144,467	133,855
2.01.03	Suppliers	627,019	687,091
2.01.04	Taxes, charges and contributions	220,331	130,645
2.01.04.01	Taxes payable	65,273	79,674
2.01.04.02	Salaries and social security contributions	33,465	29,938
2.01.04.03	Income tax and social contribution	121,593	21,033
2.01.05	Dividends payable	1,099	2,018
2.01.06	Provisions	74,229	62,202
2.01.06.01	Labor liabilities	74,229	62,202
2.01.07	Payables to related companies	19,124	33,664
2.01.08	Other	294,267	228,666
2.01.08.01	Accounts payable	197,753	189,861
2.01.08.02	Other	33,092	9,419
2.01.08.03	Taxes payable in installments	27,622	26,843
2.01.08.04	Financial instruments	35,800	2,543
2.02	Long-term liabilities	6,810,119	7,363,918
2.02.01	Loans and financing	4,218,787	4,787,586
2.02.02	Debentures	309,665	326,264
2.02.03	Provisions	1,646,155	1,625,907
2.02.03.01	Contingent liabilities	642,040	630,619
2.02.03.02	Actuarial liability	1,004,115	995,288
2.02.04	Payables to related companies	0	0
2.02.05	Other	635,512	624,161
2.02.05.01	Deferred income tax	54,092	55,468
2.02.05.02	Taxes payable in installments	103,010	106,013
2.02.05.03	Accounts payable to FEMCO	406,935	393,720
2.02.05.04	Financial instruments	4,838	0
2.02.05.05	Other	66,637	68,960
2.03	Deferred income	0	0
2.04	Minority interest	99,915	87,007
2.05	Stockholders' equity	3,389,608	3,033,420
2.05.01	Paid-up capital	1,221,000	1,221,000
2.05.01.01	Common shares	608,534	608,534
2.05.01.02	Preferred shares	612,466	612,466
2.05.02	Capital reserves	1,831,542	1,812,420
2.05.02.01	Share premium	1,863,629	1,844,507
2.05.02.02	Treasury stock	(181,611)	(181,611)

01.05 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2003	4 - 12/31/2002
2.05.02.03	IPI Fiscal Incentive- Law 7554/86	149,524	149,524
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.04.07.01	For investments and working capital	0	0
2.05.05	Retained earnings	337,066	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

07.01 - CONSOLIDATED STATEMENT OF INCOME (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2003 to 3/31/2003	4 - 1/1/2003 to 03/31/2003	5 - 1/1/2002 to 3/31/2002	6 - 1/1/2002 to 3/31/2002
3.01	Gross sales and/or services	2,723,262	2,723,262	1,687,579	1,687,579
3.02	Deductions	(603,436)	(603,436)	(379,470)	(379,470)
3.03	Net sales and/or services	2,119,826	2,119,826	1,308,109	1,308,109
3.04	Cost of sales and/or services	(1,244,808)	(1,244,808)	(968,925)	(968,925)
3.05	Gross profit	875,018	875,018	339,184	339,184
3.06	Operating expenses/income	(287,747)	(287,747)	(270,513)	(270,513)
3.06.01	Selling	(35,404)	(35,404)	(25,817)	(25,817)
3.06.02	General and administrative	(46,237)	(46,237)	(41,918)	(41,918)
3.06.03	Financial	(171,065)	(171,065)	(189,115)	(189,115)
3.06.03.01	Financial income	(35,320)	(35,320)	(9,660)	(9,660)
3.06.03.02	Financial expenses	(135,745)	(135,745)	(179,455)	(179,455)
3.06.04	Other operating income	13,138	13,138	51,086	51,086
3.06.05	Other operating expenses	(48,570)	(48,570)	(39,721)	(39,721)
3.06.06	Equity in the results of subsidiary and associated companies	391	391	(25,028)	(25,028)
3.07	Operating profit (loss)	587,271	587,271	68,671	68,671
3.08	Non-operating results	(11,801)	(11,801)	2,708	2,708
3.08.01	Income	10,178	10,178	2,708	2,708
3.08.02	Expenses	(21,979)	(21,979)	0	0
3.09	Income (loss) before taxation and participations	575,470	575,470	71,379	71,379
3.10	Provision for income tax and social contribution	(166,557)	(166,557)	(37,898)	(37,898)
3.11	Deferred income tax	(39,825)	(39,825)	0	0
3.12	Statutory participations and contributions	0	0	(2,042)	(2,042)
3.12.01	Participations	0	0	(2,042)	(2,042)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(12,900)	(12,900)	(521)	(521)
3.15	Net income for the period	356,188	356,188	30,918	30,918
	Number of shares, except treasury (units)	215,095,412	215,095,412	215,095,412	215,095,412
	Net income per share	1.65595	1.65595	0.14374	0.14374

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

07.01 - CONSOLIDATED STATEMENT OF INCOME (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2003 to 3/31/2003	4 - 1/1/2003 to 03/31/2003	5 - 1/1/2002 to 3/31/2002	6 - 1/1/2002 to 3/31/2002
	Loss per share				

01.06 – IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE

Please refer to Item 05.01 – Comments on Company Performance

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - SUBSIDIARY/ASSOCIATED COMPANY'S REGISTERED NAME	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN THE CURRENT QUARTER (Units)		9 - NUMBER OF SHARES IN THE PRIOR QUARTER (Units)	
01	COMPANHIA SIDERÚRGICA PAULISTA	02.790.893/0001-41	LISTED SUBSIDIARY COMPANY	92.89	31.82
COMMERCIAL, INDUSTRIAL AND OTHER		3,721,922,600		3,721,922,600	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	01
2 – Issue number	Sole
3 – CVM Registration number	SRE 558/99
4 – CVM Registration date	6/18/1999
5 – Issue series	Sole
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	10/31/1998
9 – Maturity date	10/31/2006
10 – Type of debenture	Subordinated
11 – Remuneration condition	115% of CDI
12 – Premium/discount	-
13 – Face value (reais)	40,000.00
14 – Amount issued (reais thousand)	400,000
15 – Number of securities issued (unit)	10,000
16 - Outstanding (unit)	6,735
17 – In treasury (unit)	0
18 – Redeemed (unit)	3,265
19 - Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	02
2 – Issue number	2nd
3 – CVM Registration number	
4 – CVM Registration date	
5 – Issue series	Sole
6 – Type	Convertible
7 – Nature	Private
8 – Issuance date	2/15/2000
9 – Maturity date	2/15/2005
10 – Type of debenture	Real
11 – Remuneration condition	TJLP rate + 4% per annum
12 – Premium/discount	
13 – Face value (reais)	100,000.00
14 – Amount issued (reais thousand)	73,000
15 – Number of securities issued (unit)	730
16 - Outstanding (unit)	730
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 - Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – Item	03
2 – Issue number	3rd
3 – CVM Registration number	CVM/SRE/DEB 2001/003
4 – CVM Registration date	2/5/2001
5 – Issue series	Sole
6 – Type	Simple
7 – Nature	Public
8 – Issuance date	11/20/2000
9 – Maturity date	11/20/2003
10 – Type of debenture	Subordinated
11 – Remuneration condition	104% of CDI
12 – Premium/discount	
13 – Face value (reais)	10,000.00
14 – Amount issued (reais thousand)	100,000
15 – Number of securities issued (unit)	10,000
16 – Outstanding (unit)	10,000
17 – In treasury (unit)	0
18 – Redeemed (unit)	0
19 – Converted (unit)	0
20 – To be placed (unit)	0
21 – Date of the last renegotiation	
22 – Date of the next event	

(A free translation of the original in Portuguese) **Unaudited**

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM) **Corporate Legislation**

QUARTERLY INFORMATION (ITR) **March 31, 2003**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

17.01 – REPORT ON SPECIAL REVIEW

May 13, 2003

To the Board of Directors and Stockholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS for the quarters ended March 31, 2003 and 2002. This quarterly information is the responsibility of Company management. The determination of the composition of the technical reserves of Caixa dos Empregados da Usiminas which is the basis for the calculation of the actuarial liability was made by external actuarial consultants of Caixa, and our report, insofar as it relates to the calculation of this actuarial liability amounting to R$ 947,207 thousand at March 31, 2003 (R$ 938,710 thousand at December 31, 2002) and the effects on the results of the quarter ended March 31, 2003 amounting to R$ 8,497 thousand is based exclusively on the reports of these consultants.

2 Our reviews were performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with the officials responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews and on the reports of the actuarial consultants referred to in paragraph 1, we are not aware of any material modification which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The Quarterly Information (ITR) also presents information relating to the quarter ended December 31, 2002. We reviewed this information at the time it was prepared, in connection with our audit of the financial statements as of that date and on which we issued an unqualified opinion dated March 27, 2003.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

17.01 – REPORT ON THE SPECIAL REVIEW – UNQUALIFIED

5 As mentioned in Note 5 (c) to the financial statements, the Company and its subsidiaries Companhia Siderúrgica Paulista - COSIPA and Unigal Ltda. have certain contractual conditions regarding loans and financing (covenants – financial indices) which could cause the advance of maturities related to local and foreign long-term liabilities amounting to R$ 522,442 thousand and R$ 690,645 thousand, at March 31, 2003 and December 31, 2002, respectively. The Company and these subsidiaries communicated this situation to the creditors and requested a waiver related to this liability, which was accepted by the creditors. These creditors granted a waiver for certain restrictive clauses related to the base dates March 31, 2003 and December 31, 2002. For certain liabilities, the term to renegotiate these restrictive clauses was extended to May 15, 2003. Accordingly, the Company continues to record these liabilities in long-term liabilities.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Partner
Contador CRC RS044214 "S" MG

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2003

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – National Corporate Taxpayers' Registration Number - CNPJ
01432-0	Usinas Siderúrgicas de Minas Gerais S.A.	60.894.730/0001-05

Contents